




Summit
FINANCIAL GROUP

2006 ANNUAL REPORT

By year-end 2006, we had increased retail deposits by 11.7 percent from $545 million to $609 million, and brokered time deposits by 117.3 percent from $129 million to $280 million. Total deposits rose 31.9 percent to $889 million from $674 million at 2005 year-end.



DEPOSITS
($ in millions)
$900
800
700
600
500
400
300
200
100
0
$459
$512
$525
$674
$889
'02
'03
'04
'05
'06

larger mortgage originators entered Summit Mortgage's traditional market for residential second mortgage debt consolidation loans. Accordingly, in November, we decided to discontinue substantially all activities of our mortgage banking segment due to its poor results of operations and its continuing uncertainty for performance improvement.

In doing so, we incurred a one-time pre-tax charge of $2.5 million to exit this business. This charge was recognized to write down the fixed assets of this segment to fair value, and to accrue for severance costs and charges to terminate vendor contracts and operating lease obligations.

In summary, we took our loss and got out. To remain in that business would have been risky and diverted resources away from our core business. While we will continue to offer traditional residential mortgage products at our retail banking offices, we will concentrate resources and capital on our community banking operations, which have a consistent record of exceptional growth and profitability.

Many banking benchmarks surpassed those of the previous year. During 2006:

- Total retail deposits were up 11.7 percent to $609 million.
- Loans grew 15.5 percent to $923.6 million. This increase resulted primarily from the commercial sector, which increased $128.8 million or 27.4 percent during 2006.
- Total assets of continuing operations increased 12.3 percent to $1.23 billion from $1.09 billion.

Mr. James P. Geary who has served as a director of Summit Financial Group, Inc. since 2000 will retire this year. Through his leadership and positive support, he helped guide Summit Financial Group to be the successful organization that it is today.



James P. Geary



ASSETS
($ in millions)
$1,400
1,200
1,000
800
600
400
200
0
$672
$791
$889
$1,110
$1,235
'02
'03
'04
'05
'06

Core Banking Results — Continuing Operations

Our day-to-day banking operations from 15 locations in Virginia and West Virginia set several new records in 2006. Their net earnings rose 27 percent to $11.1 million from $8.7 million in 2005.

Excluding the discontinued mortgage banking segment, performance ratios from continuing operations were:

	Year ended December 31	
	2006	2005
Return on average assets	.94%	.90%
Return on average equity	14.00%	12.31%
Efficiency ratio	51.51%	52.85%

Total revenue from continuing operations, consisting of net interest income plus noninterest income (excluding the discontinued mortgage banking segment) increased 21.1 percent during 2006 to $39.5 million — $35.3 million in net interest income (up 17.1 percent) and $4.3 million in noninterest income (up 69.9 percent).

Loan interest and fee revenue increased $21.3 million, or 45.0 percent last year to $68.7 million. Other sources of interest income increased $2.3 million to $11.6 million.

Average earning assets increased 22.6 percent on a year-to-year basis. Tax-equivalent net interest earnings were held to a smaller 16.2 percent increase because margins were slimmer, declining by 19 basis points in 2006 to an average spread of 3.32 percent from 3.51 percent in 2005.

That decline reflects the fact that competitive market pressures not only caused us to pay higher interest rates to attract deposits, but also to offer loans at lower rates—a condition that was prevalent throughout the banking industry during 2006. In short, although interest rates charged on all interest earning assets increased 94 basis points in 2006, average interest rates paid on interest bearing liabilities increased 119 basis points, creating a decline of 19 basis points in our net interest margin for 2006.

Community Banking Markets

Our banking offices in West Virginia continue to provide stable growth and represent a significant number of the retail bank account relationships and deposits. However, we believe that our Virginia locations on the perimeter of the metro Washington, DC area and along the Interstate 81 corridor are our most opportunistic markets for future growth.

During 2006, our Virginia markets experienced increases of 16.6% in new accounts and 21.5% in core deposit balances, while our West Virginia new accounts and core deposit balances grew at rates of 1.5% and 2.4%, respectively.

Concerns for homeland security and the related expansion of a geographic "safe" area outside Washington, DC will positively affect the communities we consider our core Virginia markets. Currently, several federal government facilities are relocating to the Winchester, Virginia area, where we have our largest banking office. The FBI chose Winchester for a centralized archive facility that by 2009 should employ at least 1,200 people. Also, the Federal Emergency Management Agency will open an operations center that should employ 700 people in our market area.



RETURN ON AVERAGE EQUITY
(Continuing Operations)
16%
14
12
10
8
6
4
2
0
15.15%
15.08%
14.11%
12.31%
14.0%
'02
'03
'04
'05
'06

In addition, new economic opportunities in our other market areas, like Harrisonburg, Virginia, provide a bright future for continued strong performance. The decision of SRI International to establish its new Center for Advanced Drug Research in Harrisonburg, along with the relocation and expansion of Rockingham Memorial Hospital and the continued growth of James Madison University, provide exciting opportunities on top of already impressive results.

Our deposits in Harrisonburg reached $58 million by year-end 2006. New accounts grew 84.5% and core deposit balances increased 43.5% in 2006.

Stock Repurchase & Dividend Data

Our board of directors authorized management to repurchase up to 225,000 common shares of our stock. By year-end 2006, we



LOANS
($ in millions)
$1,000
900
800
700
600
500
400
300
200
100
0
$419
$498
$603
$793
$916
'02
'03
'04
'05
'06

Record interest income on loans, including fees, increased 45 percent to $68.7 million in 2006 from $47.4 million in 2005.

had purchased 53,900 shares under this plan.

For the 17th year in a row, we increased our cash dividend to shareholders, this time paying a semi-annual dividend of 16 cents per share or 32 cents per year, up 6.7 percent from 30 cents per share in 2005.

Going Forward

We will merge Shenandoah Valley National Bank into Summit Community Bank in 2007, and henceforth all 15 banking locations will be identified as Summit Community Bank. By operating our community banks under one name, we will reduce operating costs and deliver a single image and identity to all our markets.

Acquisitions are an important element in our growth strategy. We continue to explore several opportunities, in both banking and other financial services.

We are also increasing our efforts with respect to electronic banking by providing remote capture equipment for commercial customers. This new technology allows clients to scan check deposits and electronically deposit funds into their accounts. As a result, many businesses no longer need to make daily trips to the bank and our ability to increase our client base beyond "traditional" branch markets is greatly expanded.

We are continuing an intense drive for new deposits, even though over the short term, CD and money market rates are expected to remain high. Nonetheless, paying attractive rates on deposits enables us to build a broader customer base, which has far greater long-term promise than any current CD or money market rates.


OPERATING REVENUES (Continuing Operations)
($ in millions)
$40
35
30
25
20
15
10
5
0
$23.8
$26.9
$30.2
$32.7
$39.5
'02
'03
'04
'05
'06

Our overall objective remains unchanged: to build shareholder value. We will achieve this through a steadfast commitment to core banking principles: growing assets, loans and deposits, building an exceptional staff and providing products and services that our customers want and need.

In closing, we wish to thank our shareholders and customers for their continued loyalty and our banking staff for its unwavering focus on customer service and professionalism.

Sincerely,

Oscar M. Bean, Chairman

H. Charles Maddy, III
President & Chief Executive Officer
Moorefield, WV
April 10, 2007


NET INTEREST INCOME
($ in millions)
$40
35
30
25
20
15
10
5
0
$21.8
$23.6
$27.1
$30.1
$35.3
'02
'03
'04
'05
'06

TOTAL RETURN PERFORMANCE
(December 31, 2001 to December 31, 2006)

Below: The cumulative total return of a $100 investment in Summit's common stock at year end 2001 compared to that of the NASDAQ Composite Index and Summit Peer Group.


Summit Financial Group
Summit Peer Group*
NASDAQ Composite
$400
$350
$300
$250
$200
$150
$100
$50
2001
2002
2003
2004
2005
2006

** Summit Peer Group consists of banks headquartered in Virginia and West Virginia, traded on either the NYSE, AMEX, or NASDAQ exchanges, with assets between $500 million and $2 billion.*

FINANCIAL INFORMATION — 2006

Table of Contents

SELECTED FINANCIAL DATA

Dollars in thousands, except per share amounts	For the year ended (unless otherwise noted)				
	2006	2005	2004	2003	2002
SUMMARY OF OPERATIONS					
Interest income	**$ 80,278**	$ 56,653	$ 45,041	$ 41,154	$ 40,689
Interest expense	**44,982**	26,506	17,960	17,530	18,842
Net interest income	**35,296**	30,147	27,081	23,624	21,847
Provision for loan losses	**1,845**	1,295	1,050	915	1,215
Net interest income after provision for loan losses	**33,451**	28,852	26,031	22,709	20,632
Noninterest income	**4,253**	2,503	3,165	3,272	1,945
Noninterest expense	**21,610**	19,263	16,919	14,218	12,607
Income before income taxes	**16,094**	12,092	12,277	11,763	9,970
Income tax expense	**5,024**	3,373	3,578	3,526	2,732
Income from continuing operations	**11,070**	8,719	8,699	8,237	7,238
Discontinued operations					
Exit costs and impairment of long-lived assets	**(2,480)**	-	-	-	-
Operating income (loss)	**(1,750)**	3,862	2,913	(44)	-
Income (loss) from discontinued operations before tax	**(4,230)**	3,862	2,913	(44)	-
Income tax expense (benefit)	**(1,427)**	1,339	1,004	(15)	-
Income (loss) from discontinued operations	**(2,803)**	2,523	1,909	(29)	-
Net income	**$ 8,267**	$ 11,242	$ 10,608	$ 8,208	$ 7,238
BALANCE SHEET DATA (AT YEAR END)					
Assets	**$1,234,831**	$1,109,532	$ 889,489	$ 791,465	$ 671,894
Securities	**247,874**	223,772	211,362	235,409	212,598
Loans	**916,045**	793,452	602,728	498,340	419,205
Deposits	**888,688**	673,887	524,596	511,801	458,648
Short-term borrowings	**60,428**	182,028	120,629	49,714	20,191
Long-term borrowings and subordinated debentures	**193,881**	170,501	172,201	168,255	137,396
Shareholders' equity	**79,875**	73,803	65,708	57,188	52,080
PER SHARE DATA					
Earnings per share from continuing operations					
Basic earnings	**$ 1.55**	$ 1.23	$ 1.24	$ 1.17	$ 1.03
Diluted earnings	**1.54**	1.21	1.22	1.16	1.03
Earnings per share from discontinued operations					
Basic earnings	**(0.39)**	0.35	0.27	-	-
Diluted earnings	**(0.39)**	0.35	0.27	-	-
Earnings per share					
Basic earnings	**1.16**	1.58	1.51	1.17	1.03
Diluted earnings	**1.15**	1.56	1.49	1.16	1.03
Shareholders' equity (at year end)	**11.27**	10.36	9.33	8.15	7.43
Cash dividends	**0.32**	0.30	0.26	0.215	0.1875
PERFORMANCE RATIOS					
Return on average equity	**10.46%**	15.87%	17.21%	15.03%	15.15%
Return on average assets	**0.70%**	1.16%	1.26%	1.14%	1.15%
Dividend payout	**27.5%**	19.0%	17.2%	18.4%	18.2%
Equity to assets	**6.5%**	6.7%	7.4%	7.2%	7.8%

FORWARD LOOKING STATEMENTS

This annual report contains comments or information that constitute forward looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as "expects", "anticipates", "believes", "estimates" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could" are intended to identify such forward-looking statements.

Although we believe the expectations reflected in such forward looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economy.

DESCRIPTION OF BUSINESS

We are a $1.2 billion community-based financial services company providing a full range of banking and other financial services to individuals and businesses through our two community banks, Summit Community Bank and Shenandoah Valley National Bank, having a combined total of 15 banking offices located in West Virginia and Virginia. We continue to seek other business opportunities which earn non-interest income. Thus, we also operate an insurance agency in Moorefield, West Virginia, Summit Insurance Services, LLC, which offers both commercial and personal lines of insurance. Summit Financial Group, Inc. employs approximately 225 full time equivalent employees.

Prior to December 31, 2006, our business was conducted through two primary segments, community banking and mortgage banking. During fourth quarter 2006, we discontinued substantially all activities of Summit Mortgage, our mortgage banking segment, due to its poor operating results and the continuing uncertainty for performance improvement, principally the result of reduced response rates to our direct mail marketing programs. We believe that these reduced response rates resulted from additional competitive pressures as other larger mortgage originators entered Summit Mortgage's traditional market for residential second mortgage debt consolidation loans. Accordingly, all results of operations related to the mortgage banking segment have been reclassified, and are now reflected as discontinued operations. Refer to Note 3 of the accompanying consolidated financial statements for information related to discontinued operations.

OVERVIEW

Our primary source of income is net interest income from loans and deposits. Business volumes tend to be influenced by the overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace.

Key Items in 2006

- We achieved record earnings from continuing operations in 2006. Income from continuing operations totaled $11,070,000, or $1.54 per diluted share, an increase of 27.3%.
- We exited the mortgage banking business in the fourth quarter. Accordingly, we recognized before tax exit costs of $2,480,000 and a pre-tax operating loss of $1,750,000 for 2006, both of which are included in discontinued operations.
- Our earnings allowed us to distribute $2.3 million, or $0.32 per share, to our shareholders in 2006 in the form of cash dividends.
- Our net interest margin continued to experience pressure, dropping to 3.32% for 2006, compared to 3.51% for 2005, primarily due to competitive forces. This resulted in deposit rates being higher and lower yields on loans.
- We funded our 2006 balance sheet growth through both retail deposits, which grew 13%, and wholesale deposits and other funding sources, which increased a combined 11%.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Our most significant accounting policies are presented in Note 1 to the accompanying consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, we have identified the determination of the allowance for loan losses and the valuation of goodwill to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on our consolidated balance sheet. To the extent actual outcomes differ from our estimates, additional provisions for loan losses may be required that would negatively impact earnings in future periods. Note 1 to the accompanying consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Asset Quality section of this financial review.

Goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. A fair value is determined based on at least one of three various market valuation methodologies. If the fair value equals or exceeds the book value, no write-down of recorded goodwill is necessary. If the fair value is less than the book value, an expense may be required on our books to write down the goodwill to the proper carrying value. During the third quarter of 2006, we completed the required annual impairment test and determined that no impairment write-offs were necessary. We can not assure you that future goodwill impairment tests will not result in a charge to earnings.

See Notes 1 and 9 of the accompanying consolidated financial statements for further discussion of our intangible assets, which include goodwill.

RESULTS OF OPERATIONS

Earnings Summary

Income from continuing operations for the three years ended December 31, 2006, 2005 and 2004, was $11,070,000, $8,719,000 and $8,699,000, respectively. On a per share basis, diluted income from continuing operations was $1.54 in 2006, compared to $1.21 in 2005 and $1.22 in 2004. Consolidated net income, which includes the results of discontinued operations, for the three years ended December 31, 2006, 2005 and 2004 was $8,267,000, $11,242,000, and $10,608,000, respectively. On a per share basis, diluted net income was $1.15 in 2006, compared to $1.56 in 2005, and $1.49 in 2004. Consolidated return on average equity was 10.46% in 2006 compared to 15.87% in 2005 and 17.21% in 2004. Consolidated return on average assets for the year ended December 31, 2006 was 0.70% compared to 1.16% in 2005 and 1.26% in 2004. Included in 2005's income from continuing operations is an other-than-temporary non-cash impairment charge of $1.5 million pre-tax, equivalent to $940,000 after-tax, related to $5.7 million of certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. A summary of the significant factors influencing our results of operations and related ratios is included in the following discussion.

Net Interest Income

The major component of our net earnings is net interest income, which is the excess of interest earned on earning assets over the interest expense incurred on interest bearing sources of funds. Net interest income is affected by changes in volume, resulting from growth and alterations of the balance sheet's composition, fluctuations in interest rates and maturities of sources and uses of funds. We seek to maximize net interest income through management of our balance sheet components. This is accomplished by determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining portfolio risk at an acceptable level.

Consolidated net interest income on a fully tax equivalent basis, consolidated average balance sheet amounts, and corresponding average yields on interest earning assets and costs of interest bearing liabilities for the years 2006, 2005 and 2004 are presented in Table I. Table II presents, for the periods indicated, the changes in consolidated interest income and expense attributable to (a) changes in volume (changes in volume multiplied by prior period rate) and (b) changes in rate (change in rate multiplied by prior period volume). Changes in interest income and expense attributable to both rate and volume have been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each. Tables I and II are presented on a consolidated basis. The results would not vary significantly if presented on a continuing operations basis.

Consolidated net interest income on a fully tax equivalent basis, totaled $37,267,000, $32,076,000 and $29,096,000 for the years ended December 31, 2006, 2005 and 2004, respectively, representing a 16.18% increase in 2006 and 10.24% in 2005. These increases in net interest income are the result of substantial loan growth in the commercial real estate and residential mortgage portfolios in all three years, which more than offset the impact of higher funding costs. Total average earning assets increased 22.6% to $1,121,089,000 from $914,682,000 at December 31, 2005. Total average interest bearing liabilities increased 23.5% to $1,024,031,000 at December 31, 2006, compared to $829,347,000 at December 31, 2005. As identified in Table II, consolidated tax equivalent net interest income grew $5,191,000 and $2,980,000 during 2006 and 2005, respectively.

Our consolidated net interest margin was 3.32% for 2006 compared to 3.51% and 3.66% for 2005 and 2004, respectively. Our consolidated net interest margin decreased 19 basis points in 2006, despite an increase of 94 basis points on the yields on interest earning assets, which was more than offset by the 119 basis point increase in the cost of interest bearing liabilities. Our margin continues to be affected by our rapid loan growth in an extremely competitive environment. The current competitive pressures are causing loan rates to be lower. Also, our loan growth is at a faster pace than we have been able to grow lower cost retail funds, causing us to rely more on higher cost, non-retail deposit funding vehicles. The current competitive and market conditions are also causing deposit rates to be higher. If loan growth continues at levels similar to 2006, this could cause continued margin contraction. Our net interest margin decreased 15 basis points in 2005, as our 48 basis points increase in yield on interest earning assets was more than offset by the 70 basis points increase in our cost of interest bearing liabilities. See Tables I and II for further details regarding changes in volumes and rates of average assets and liabilities and how those changes affect our consolidated net interest income.

We anticipate modest growth in our net interest income to continue over the near term as the growth in the volume of interest earning assets will more than offset the expected continued downward pressure on our net interest margin. However, if market interest rates were to rise significantly in 2007, the spread between interest earning assets and interest bearing liabilities could narrow, thus negatively impacting our net interest income. We continue to monitor the net interest margin through net interest income simulation to minimize the potential for any significant negative impact. See the Market Risk Management section for further discussion of the impact changes in market interest rates could have on us.

TABLE I – AVERAGE DISTRIBUTION OF CONSOLIDATED ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY, INTEREST EARNINGS & EXPENSES, AND AVERAGE YIELDS/RATES

	2006			2005			2004		
Dollars in thousands	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate
ASSETS									
Interest earning assets									
Loans, net of unearned interest[1]									
Taxable	$ 872,017	$68,915	7.90%	$691,041	$47,582	6.89%	$567,066	$35,769	6.31%
Tax-exempt[2]	8,428	642	7.62%	8,688	635	7.31%	8,818	662	7.51%
Securities									
Taxable	193,046	9,403	4.87%	164,611	7,076	4.30%	166,882	7,195	4.31%
Tax-exempt[2]	46,382	3,227	6.96%	47,563	3,180	6.69%	48,356	3,303	6.83%
Federal Funds sold and interest bearing deposits with other banks	1,216	62	5.10%	2,779	109	3.92%	3,489	127	3.64%
	$1,121,089	$82,249	7.34%	$914,682	$58,582	6.40%	$794,611	$47,056	5.92%
Noninterest earning assets									
Cash and due from banks	13,417			17,583			14,367		
Banks premises and equipment	23,496			21,234			19,998		
Other assets	26,422			21,121			16,879		
Allowance for loan losses	(6,849)			(5,652)			(4,972)		
Total assets	$1,177,575			$968,968			$840,883		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Liabilities									
Interest bearing liabilities									
Interest bearing demand deposits	$ 215,642	$ 7,476	3.47%	$151,271	$ 3,120	2.06%	$120,066	$ 1,183	0.99%
Savings deposits	42,332	554	1.31%	47,745	312	0.65%	49,806	242	0.49%
Time deposits	458,864	20,282	4.42%	319,377	9,970	3.12%	306,850	8,285	2.70%
Short-term borrowings	130,771	6,612	5.06%	138,694	4,824	3.48%	70,318	1,204	1.71%
Long-term borrowings and subordinated debentures	176,422	10,058	5.70%	172,260	8,280	4.81%	172,580	7,046	4.08%
	$1,024,031	$44,982	4.39%	$829,347	$26,506	3.20%	$719,620	$17,960	2.50%
Noninterest bearing liabilities									
Demand deposits	64,380			61,543			54,212		
Other liabilities	10,106			7,258			5,416		
Total liabilities	1,098,517			898,148			779,248		
Shareholders' equity	79,058			70,820			61,635		
Total liabilities and shareholders' equity	$1,177,575			$968,968			$840,883		
NET INTEREST EARNINGS		$37,267			$32,076			$29,096	
NET INTEREST MARGIN			3.32%			3.51%			3.66%

(1) For purposes of this table, nonaccrual loans are included in average loan balances. Included in interest and fees on loans are loan fees of $636,000, $469,000 and $421,000 for the years ended December 31, 2006, 2005 and 2004 respectively.

(2) For purposes of this table, interest income on tax-exempt securities and loans has been adjusted assuming an effective combined Federal and state tax rate of 34% for all years presented. The tax equivalent adjustment results in an increase in interest income of $1,286,000, $1,271,000 and $1,319,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

TABLE II – CHANGES IN INTEREST MARGIN ATTRIBUTABLE TO RATE AND VOLUME – CONSOLIDATED BASIS

	2006 Versus 2005			2005 Versus 2004		
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
Dollars in thousands	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans						
Taxable	$13,638	$ 7,695	$21,333	$8,325	$ 3,488	$11,813
Tax-exempt	(19)	26	7	(10)	(17)	(27)
Securities						
Taxable	1,314	1,013	2,327	(98)	(21)	(119)
Tax-exempt	(80)	127	47	(53)	(70)	(123)
Federal funds sold and interest bearing deposits with other banks	(73)	26	(47)	(27)	9	(18)
Total interest earned on interest earning assets	14,780	8,887	23,667	8,137	3,389	11,526
Interest paid on:						
Interest bearing demand deposits	1,676	2,680	4,356	372	1,565	1,937
Savings deposits	(39)	281	242	(10)	80	70
Time deposits	5,282	5,030	10,312	349	1,336	1,685
Short-term borrowings	(290)	2,078	1,788	1,757	1,863	3,620
Long-term borrowings and subordinated debentures	204	1,574	1,778	(13)	1,247	1,234
Total interest paid on interest bearing liabilities	6,833	11,643	18,476	2,455	6,091	8,546
Net interest income	$ 7,947	$(2,756)	$ 5,191	$5,682	$(2,702)	$ 2,980

Noninterest Income

Noninterest income from continuing operations totaled 0.36%, 0.26% and 0.38% of average assets in 2006, 2005, and 2004, respectively. Noninterest income from continuing operations totaled $4,253,000 in 2006, compared to $2,503,000 in 2005 and $3,165,000 in 2004, with service fees from deposit accounts being the primary component. Further detail regarding noninterest income from continuing operations is reflected in the following table.

Noninterest Income – Continuing Operations

Dollars in thousands	2006	2005	2004
Insurance commissions	$ 924	$ 853	$ 527
Service fees	2,758	2,589	2,238
Securities gains (losses)	-	(1,390)	33
(Loss) on sale of assets	(47)	(198)	(27)
Other	618	649	394
Total	$ 4,253	$ 2,503	$ 3,165

Insurance commissions: These commissions increased 8.3% in 2006 and 61.9% in 2005, due to our acquisition in 2004 of an insurance agency offering a full line of both commercial and personal lines of insurance.

Service fees: Total service fees increased 6.5% in 2006 and 15.7% in 2005 primarily as a result of increases in overdraft and nonsufficient funds (NSF) fees due to an increased number of overdrafts by customers.

Securities gains/losses: During 2005, we took an other-than-temporary non-cash impairment charge of $1.5 million pre-tax, equivalent to $940,000 after-tax, related to $5.7 million of certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.

Losses on sales of assets: Included in noninterest income are losses on sales of assets of $47,000 in 2006 and $198,000 in 2005, and $27,000 in 2004. The $198,000 loss in 2005 includes the loss on the sale of one of our foreclosed properties.

Noninterest Expense

Noninterest expense for continuing operations was well controlled in both 2006 and 2005. These expenses totaled $21,610,000, $19,264,000 and $16,919,000 or 1.8%, 2.0% and 2.0% of average assets for each of the years ended December 31, 2006, 2005 and 2004, respectively. Total noninterest expense for continuing operations increased $2,346,000 in 2006 compared to 2005 and $2,345,000 in 2005 compared to 2004. Table III below shows the breakdown of these increases.

Salaries and employee benefits: Salaries and employee benefits expense increased 9.4% in 2006 primarily due to general merit raises, and additional staffing requirement needed as a result of our growth, including opening a new community banking office in Martinsburg, West Virginia. Salaries and employee benefits expense increased 15.4% in 2005 due to an increase in performance based incentive compensation, general merit raises, and also additional staffing requirements needed as a result of our growth, including opening a new community banking office in Warrenton, Virginia.

Net occupancy and Equipment expense: The increases in net occupancy and equipment expense for 2006 and 2005 are attributed to increased facility costs as a result of opening new branches.

Advertising: Advertising expense increased $117,000 during 2005 as we aggressively advertised our most recently opened offices in the Virginia markets.

Other: Other expenses increased $696,000 or 19.8% during 2006. The three largest contributors to this increase were fraud losses, which totaled approximately $190,000 in 2006 compared to none in 2005; Virginia franchise taxes increased 44.2% due to the growth of Shenandoah Valley National Bank; and ATM expense increased 19.6% due to increased ATM usage by our customers.

TABLE III – NONINTEREST EXPENSE – CONTINUING OPERATIONS

		Change			Change		
Dollars in thousands	2006	$	%	2005	$	%	2004
Salaries and employee benefits	**$11,821**	**$1,011**	**9.4%**	$10,810	$ 1,446	15.4%	$ 9,364
Net occupancy expense	**1,557**	**186**	**13.6%**	1,371	184	15.5%	1,187
Equipment expense	**1,901**	**188**	**11.0%**	1,713	136	8.6%	1,577
Supplies	**797**	**248**	**45.2%**	549	10	1.9%	539
Professional fees	**893**	**144**	**19.2%**	749	155	26.1%	594
Advertising	**284**	**(127)**	**-30.9%**	411	117	39.8%	294
Amortization of intangibles	**151**	**-**	**0.0%**	151	-	0.0%	151
Other	**4,206**	**696**	**19.8%**	3,510	297	9.2%	3,213
Total	**$21,610**	**$2,346**	**12.2%**	$19,264	$ 2,345	13.9%	$16,919

Income Tax Expense

Income tax expense for continuing operations for the three years ended December 31, 2006, 2005 and 2004 totaled $5,024,000, $3,373,000 and $3,578,000, respectively. Refer to Note 12 of the accompanying consolidated financial statements for further information and additional discussion of the significant components influencing our effective income tax rates.

CHANGES IN FINANCIAL POSITION

Total average assets in 2006 were $1,177,575,000, an increase of 21.5% over 2005's average of $968,968,000. Similarly, average assets grew 15.2% in 2005, from $840,883,000 in 2004. This growth principally occurred in our loan portfolio in both years. Significant changes in the components of our balance sheet in 2006 and 2005 are discussed below.

Loan Portfolio

Table IV depicts loan balances by type and the respective percentage of each to total loans at December 31, as follows:

TABLE IV – LOANS BY TYPE

Dollars in thousands	2006 Amount	2006 Percent of Total	2005 Amount	2005 Percent of Total	2004 Amount	2004 Percent of Total	2003 Amount	2003 Percent of Total	2002 Amount	2002 Percent of Total
Commercial	**$ 69,470**	**7.5%**	$ 63,206	7.9%	$ 53,226	8.7%	$ 46,860	9.3%	$ 34,745	8.3%
Commercial real estate, land development, and construction	**530,018**	**57.3%**	407,435	50.8%	283,547	46.6%	211,760	42.0%	176,316	42.1%
Residential mortgage	**282,512**	**30.5%**	285,241	35.6%	223,690	36.7%	196,135	38.9%	161,006	38.4%
Consumer	**36,455**	**3.9%**	36,863	4.6%	38,948	6.4%	41,112	8.2%	40,655	9.7%
Other	**6,969**	**0.8%**	8,598	1.1%	9,605	1.6%	8,223	1.6%	6,390	1.5%
Total loans	**$925,424**	**100.0%**	$801,343	100.0%	$609,016	100.0%	$504,090	100.0%	$419,112	100.0%

Total net loans averaged $880,445,000 in 2006 and comprised 74.8% of total average assets compared to $699,729,000 or 72.2% of total average assets during 2005. The increase in the dollar volume of loans is primarily attributable to our continued growth mode. We continue to aggressively seek loans in the Virginia markets, primarily in the Shenandoah Valley of northern Virginia, as this area is currently a vibrant market for commercial loans, especially commercial real estate loans.

Refer to Note 5 of the accompanying consolidated financial statements for our loan maturities and a discussion of our adjustable rate loans as of December 31, 2006.

In the normal course of business, we make various commitments and incur certain contingent liabilities, which are disclosed in Note 14 of the accompanying consolidated financial statements but not reflected in the accompanying consolidated financial statements. There have been no significant changes in these types of commitments and contingent liabilities and we do not anticipate any material losses as a result of these commitments.

Securities

Securities comprised approximately 20.1% of total assets at December 31, 2006 compared to 20.2% at December 31, 2005. Average securities approximated $239,428,000 for 2006 or 12.8% more than 2005's average of $212,174,000. Refer to Note 4 of the accompanying consolidated financial statements for details of amortized cost, the estimated fair values, unrealized gains and losses as well as the security classifications by type.

All of our securities are classified as available for sale to provide us with flexibility to better manage our balance sheet structure and react to asset/liability management issues as they arise. Pursuant to SFAS No. 115, anytime that we carry a security with an unrealized loss that has been determined to be "other than temporary", we must recognize that loss in income. During 2005, we took an other-than-temporary non-cash impairment charge of $1.5 million pre-tax, equivalent to $940,000 after-tax, related to $5.7 million of certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. We continue to own these securities, and this charge was taken primarily due to difficulty in accurately projecting the future recovery period of these securities. At December 31, 2006, we did not own securities of any one issuer that were not issued by the U.S. Treasury or a U.S. Government agency that exceeded ten percent of shareholders' equity. The maturity distribution of the securities portfolio at December 31, 2006, together with the weighted average yields for each range of maturity, is summarized in Table V. The stated average yields are actual yields and are not stated on a tax equivalent basis.

TABLE V – SECURITIES MATURITY ANALYSIS

At amortized cost, dollars in thousands	Within one year Amount	Within one year Yield	After one but within five years Amount	After one but within five years Yield	After five but within ten years Amount	After five but within ten years Yield	After ten years Amount	After ten years Yield
U. S. Government agencies and corporations	$14,526	4.2%	$ 15,991	4.6%	$ 6,822	5.2%	$ 332	6.4%
Mortgage backed securities	44,392	4.8%	80,513	4.8%	15,556	5.4%	5,647	5.5%
State and political subdivisions	813	4.6%	3,102	5.5%	13,522	7.0%	26,651	6.9%
Corporate debt securities	335	4.5%	1,348	5.9%	-	-	-	-
Other	-	-	-	-	-	-	18,888	3.4%
Total	$60,066	4.6%	$100,954	4.8%	$35,900	6.0%	$51,518	5.5%

Deposits

Total deposits at December 31, 2006 increased $214,801,000 or 31.9% compared to December 31, 2005. Average interest bearing deposits increased $198,445,000, or 38.3% during 2006. We have strengthened our focus on growing core deposits, which is reflected by their steady growth over the past two years, increasing 11.7% in 2006 and 15.7% in 2005. Brokered deposits, which represent certificates of deposit acquired through a third party, increased 117.3% to $279,624,000 at December 31, 2006. These deposits totaled $128,688,000 at December 31, 2005, an increase of 141.6% over 2004. Our utilization of brokered deposits has increased due to favorable pricing compared to other alternative wholesale funding sources, and further, their utilization serves to enhance our liquidity as such deposits do not require collateralization. These brokered deposits were used primarily to pay down short-term Federal Home Loan Bank advances in 2006 and to fund loan growth in 2005.

Deposits

Dollars in thousands	2006	2005	2004	2003	2002
Noninterest bearing demand	**$ 62,591**	$ 62,617	$ 55,402	$ 51,004	$ 46,313
Interest bearing demand	**220,167**	200,638	122,355	112,671	99,752
Savings	**47,984**	44,681	50,428	47,397	46,732
Certificates of deposit	**249,952**	211,032	217,863	241,351	234,060
Individual Retirement Accounts	**28,370**	26,231	25,298	26,185	24,411
Core deposits	**609,064**	545,199	471,346	478,608	451,268
Brokered deposits	**279,624**	128,688	53,268	33,193	7,380
Total deposits	**$888,688**	$673,887	$524,614	$511,801	$458,648

See Table I for average deposit balance and rate information by deposit type for 2006, 2005 and 2004 and Note 10 of the accompanying consolidated financial statements for a maturity distribution of time deposits as of December 31, 2006.

Borrowings

Lines of Credit: We have available lines of credit from various correspondent banks totaling $19,767,900 at December 31, 2006. These lines are utilized when temporary day to day funding needs arise. They are reflected on the consolidated balance sheet as short-term borrowings. We also have remaining available lines of credit from the Federal Home Loan Bank totaling $260,743,000 at December 31, 2006. We use these lines primarily to fund loans to customers. Funds acquired through this program are reflected on the consolidated balance sheet in short-term borrowings or long-term borrowings, depending on the repayment terms of the debt agreement. We also had $122 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2006, which is primarily secured by consumer loans, and certain construction loans. In addition, Summit Financial Group, Inc. has a long-term line of credit available through an unaffiliated banking institution which is secured by the common stock of one of our subsidiary banks. At December 31, 2006, we had $7,250,000 available to draw on this line.

Short-term Borrowings: Total short-term borrowings decreased $121,600,000 from $182,028,000 at December 31, 2005 to $60,428,000 at December 31, 2006. These borrowings were principally replaced with brokered certificates of deposits. See Note 11 of the accompanying consolidated financial statements for additional disclosures regarding our short-term borrowings.

Long-term Borrowings: Total long-term borrowings of $174,292,000 at December 31, 2006, consisting primarily of funds borrowed on available lines of credit from the Federal Home Loan Bank, increased $23,380,000 compared to the $150,912,000 outstanding at December 31, 2005. These borrowings were principally used to fund our loan growth. Refer to Note 11 of the accompanying consolidated financial statements for additional information regarding our long-term borrowings.

ASSET QUALITY

Table VI presents a summary of non-performing assets of continuing operations at December 31, as follows:

TABLE VI – NONPERFORMING ASSETS

Dollars in thousands	2006	2005	2004	2003	2002
Nonaccrual loans	$ 638	$ 583	$ 532	$ 1,014	$ 917
Accruing loans past due 90 days or more	4,638	799	140	342	574
Total nonperforming loans	5,276	1,382	672	1,356	1,491
Foreclosed properties and repossessed assets	77	285	646	497	95
Nonaccrual securities	–	–	349	396	421
Total nonperforming assets	$ 5,353	$ 1,667	$ 1,667	$ 2,249	$ 2,007
Total nonperforming loans as a percentage of total loans	0.57%	0.17%	0.11%	0.27%	0.36%
Total nonperforming assets as a percentage of total assets	0.43%	0.15%	0.19%	0.28%	0.30%

As illustrated in Table VI, the quality of our loan portfolio remains sound. Although total nonaccrual loans and accruing loans past due 90 days or more increased from $1,382,000 at December 31, 2005 to $5,276,000 at December 31, 2006, they remain at historically moderate levels in relation to the loan portfolio's size. The increase in 2006 is primarily attributable to the loans of a single customer relationship. We are well collateralized with regard to this credit, and adequate reserves have been made. Refer to Note 6 of the accompanying consolidated financial statements for a discussion of impaired loans which are included in the above balances.

Included in the net balance of loans are nonaccrual loans amounting to $638,000 and $583,000 at December 31, 2006 and 2005, respectively. If these loans had been on accrual status throughout 2006, the amount of interest income that we would have recognized would have been $60,000. The actual amount of interest income recognized in 2006 on these loans was $24,000.

We maintain the allowance for loan losses at a level considered adequate to provide for losses that can be reasonably anticipated. We conduct quarterly evaluations of our loan portfolio to determine its adequacy. In assessing the adequacy of our allowance for loan losses, we conduct a two part evaluation. First, we specifically identify loans that have weaknesses that have been identified, using the fair value of collateral method. Second, we stratify the loan portfolio into 11 homogeneous loan pools, including commercial real estate, other commercial, residential real estate, autos, and others. Historical loss rates, as adjusted, are applied against the then outstanding balance of loans in each classification to estimate probable losses inherent in each segment of the portfolio. Historical loss rates are adjusted using potential risk factors that could result in actual losses deviating from prior loss experience. Such risk factors considered are (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations. In addition, we conduct comprehensive, ongoing reviews of our loan portfolio, which encompasses the identification of all potential problem credits to be included on an internally generated watch list.

The identification of loans for inclusion on the watch list of loans that have been specifically identified is facilitated through the use of various sources, including past due loan reports, previous internal and external loan evaluations, classified loans identified as part of regulatory agency loan reviews and reviews of new loans representative of current lending practices. Once this list is reviewed to ensure it is complete, we review the specific loans for collectibility, performance and collateral protection. In addition, a grade is assigned to the individual loans utilizing internal grading criteria, which is somewhat similar to the criteria utilized by each subsidiary bank's primary regulatory agency. Based on the results of these reviews, specific reserves for potential losses are identified and the allowance for loan losses is adjusted appropriately through a provision for loan losses.

While there may be some loans or portions of loans identified as potential problem credits which are not specifically identified as either nonaccrual or accruing loans past due 90 or more days, we consider them to be insignificant to the overall disclosure and are, therefore, not specifically quantified within this discussion.

In addition, we feel these additional loans do not represent or result from trends or uncertainties which we reasonably expect will materially impact future operating results, liquidity or capital resources. Also, these loans do not represent material credits about which we are aware of any information which would cause the borrowers to not comply with the loan repayment terms.

The allocated portion of the allowance for loan losses is established on a loan-by-loan and pool-by-pool basis. The unallocated portion is for inherent losses that probably exist as of the evaluation date, but which have not been specifically identified by the processes used to establish the allocated portion due to inherent imprecision in the objective processes we utilize to identify probable and estimable losses. This unallocated portion is subjective and requires judgment based on various qualitative factors in the loan portfolio and the market in which we operate. At December 31, 2006 and 2005, respectively, the unallocated portion of the allowance approximated $120,000 and $4,000, or 1.6% and 0.1% of the total allowance. This unallocated portion of the allowance is considered necessary based on consideration of the known risk elements in certain pools of loans in the loan portfolio and our assessment of the economic environment in which we operate. More specifically, while loan quality remains good, the subsidiary banks have typically experienced greater losses within certain homogeneous loan pools when our market area has experienced economic downturns or other significant negative factors or trends, such as increases in bankruptcies, unemployment rates or past due loans.

At December 31, 2006 and 2005, our allowance for loan losses totaled $7,511,000, or 0.81% of total loans and $6,112,000 or 0.76% of total loans, respectively, and is considered adequate to cover inherent losses in our loan portfolio. Table VII presents an allocation of the allowance for loan losses by loan type at each respective year end date, as follows:

TABLE VII – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	2006		2005		2004		2003		2002	
Dollars in thousands	**Amount**	**% of loans in each category to total loans**	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Commercial	**$ 367**	**7.5%**	$ 270	7.9%	$ 187	8.7%	$ 448	9.3%	$ 302	8.3%
Commercial real estate, land development, and construction	**5,209**	**57.3%**	4,232	50.8%	2,462	46.6%	1,905	42.0%	1,752	42.1%
Residential real estate	**1,057**	**30.5%**	979	35.6%	1,376	36.7%	1,127	38.9%	939	38.4%
Consumer	**561**	**3.9%**	580	4.6%	1,016	6.4%	1,174	8.2%	998	9.7%
Other	**197**	**0.8%**	47	1.1%	-	1.6%	13	1.6%	-	1.5%
Unallocated	**120**	**-**	4	-	32	-	14	-	62	-
	$7,511	**100.0%**	$6,112	100.0%	$5,073	100.0%	$4,681	100.0%	$4,053	100.0%

At December 31, 2006, we had approximately $41,000 in other real estate owned which was obtained as the result of foreclosure proceedings. Foreclosures have been insignificant throughout 2006 and we do not anticipate any material losses on the property currently held in other real estate owned.

A reconciliation of the activity in the allowance for loan losses follows:

TABLE VIII – ALLOWANCE FOR LOAN LOSSES

Dollars in thousands	2006	2005	2004	2003	2002
Balance, beginning of year	**$6,112**	$5,073	$4,681	$4,053	$3,110
Losses:					
Commercial	**32**	36	142	1	106
Commercial real estate	**185**	-	336	97	32
Residential real estate	**35**	60	5	60	30
Consumer	**200**	173	208	178	173
Other	**289**	364	286	73	75
Total	**741**	633	977	409	416
Recoveries:					
Commercial	**1**	6	19	2	39
Commercial real estate	**46**	41	27	3	-
Residential real estate	**7**	-	9	-	17
Consumer	**62**	56	109	79	71
Other	**179**	274	155	38	17
Total	**295**	377	319	122	144
Net losses	**446**	256	658	287	272
Provision for loan losses	**1,845**	1,295	1,050	915	1,215
Balance, end of year	**$7,511**	$6,112	$5,073	$4,681	$4,053

LIQUIDITY AND CAPITAL RESOURCES

Bank Liquidity: Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements. Liquidity is provided primarily by funds invested in cash and due from banks (net of float and reserves), Federal funds sold, non-pledged securities, and available lines of credit with the Federal Home Loan Bank, which totaled approximately $275,453,000 or 22.3% of total consolidated assets at December 31, 2006.

Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity. Core deposits increased $64 million in 2006, while loans increased approximately $124 million. This caused us to rely on other wholesale funding vehicles, which included brokered deposits, which increased $151 million. We used the brokered deposits to fund loan growth, and also to pay down FHLB short-term borrowings, which increased our liquidity. As a member of the Federal Home Loan Banks of Pittsburgh and Atlanta, we have access to approximately $487 million. As of December 31, 2006 and 2005, these advances totaled approximately $226 million and $327 million, respectively. At December 31, 2006, we had additional borrowing capacity of $261 million through FHLB programs. We also have the ability to borrow money on a daily basis through correspondent banks using established federal funds purchased lines. These available lines totaled $18 million at December 31, 2006. During 2006, we established a line with the Federal Reserve Bank to be used as a contingency liquidity vehicle. The amount available on this line at December 31, 2006 was approximately $122 million. Also, we classify all of our securities as available for sale to enable us to liquidate them if the need arises.

We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met. We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity.

Growth and Expansion: During 2006, we continued our community bank branching strategy by opening our first full service branch in Martinsburg, West Virginia. We now have 15 total banking offices, and plan to continue to expand in Virginia and the Eastern panhandle of West Virginia. Our branching strategy is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory approval, and other conditions and contingencies.

We also continue to seek and enter into business opportunities which earn noninterest income. Accordingly, in first quarter 2004, we acquired a full lines insurance agency in Moorefield, West Virginia.

During 2006, we spent approximately $1.8 million on capital expenditures for premises and equipment. We expect our capital expenditures to approximate $2.5 million in 2007, primarily for building construction, furniture and equipment related to office openings. Actual expenditures may vary significantly from those expected, primarily depending on the number and cost of additional branch openings.

Capital Compliance: Our capital position remains strong, despite our continued growth. Stated as a percentage of total assets, our equity ratio was 6.5% and 6.7% at December 31, 2006 and 2005, respectively. Our risk weighted Tier 1 capital, total capital and leverage capital ratios approximated 10.0%, 10.8% and 7.9%, respectively, at December 31, 2006, all of which are in excess of the minimum guidelines to be "well capitalized" under the regulatory prompt corrective action provisions. Our subsidiary banks are also subject to minimum capital ratios as further discussed in Note 15 of the accompanying consolidated financial statements.

Stock Repurchases: In August 2006, our Board of Directors authorized the open market repurchase of up to 225,000 shares (approximately 3%) of the issued and outstanding shares of our stock. During 2006, we repurchased 53,900 shares under this plan.

Issuance of Trust Preferred Securities: In December 2005, we issued an additional $8 million of adjustable rate trust preferred securities (see Note 11 of the accompanying consolidated financial statements). The proceeds from this issuance were used to pay company debt that had been obtained to fund additional capital needs at our subsidiary banks, and to provide us additional regulatory capital to support our growth. Under Federal Reserve Board guidelines, we had the ability to issue an additional $6.6 million of trust preferred securities as of December 31, 2006 that would qualify as Tier 1 regulatory capital to support our future growth. Trust preferred securities issuances in excess of this limit generally may be included in Tier 2 capital.

Dividends: Cash dividends per share rose 6.7% to $0.32 in 2006 compared to $0.30 in 2005, representing dividend payout ratios of 27.5% and 19.0% for 2006 and 2005, respectively. It is our intention to continue to pay dividends on a similar schedule during 2007. Future cash dividends will depend on the earnings and financial condition of our subsidiary banks as well as general economic conditions.

The primary source of funds for the dividends paid to our shareholders is dividends received from our subsidiary banks. Dividends paid by our subsidiary banks are subject to restrictions by banking regulations. The most restrictive provision requires approval by the respective bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. During 2007, the net retained profits available for distribution to Summit as dividends without regulatory approval are approximately $16,726,000, plus net income for the interim periods through the date of declaration.

Legal Contingencies: Refer to Note 14 of the accompanying consolidated financial statements for a discussion of our current litigation. Management, at the present time, is unable to estimate the impact, if any, an adverse decision may have on our results of operations or financial condition. However, an adverse decision resulting in a large damage award could have a significant negative impact on our regulatory capital thereby limiting our near term growth and our ability to pay dividends to our shareholders.

Contractual Cash Obligations: During our normal course of business, we incur contractual cash obligations. The following table summarizes our contractual cash obligations at December 31, 2006. The operating lease obligations include leases for both continuing and discontinued operations, as we remain obligated to pay the leases of two properties that were used by Summit Mortgage.

	Long Term Debt and Subordinated Debentures	Operating Leases
2007	$ 23,319,944	$1,106,836
2008	52,376,851	997,070
2009	18,911,094	431,349
2010	52,715,783	123,387
2011	2,465,409	88,620
Thereafter	44,091,993	199,395
Total	$193,881,074	$2,946,657

Off-Balance Sheet Arrangements: We are involved with some off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, liquidity, or capital. These arrangements at December 31, 2006 are presented in the following table. Refer to Note 14 of the accompanying consolidated financial statements for further discussion of our off-balance sheet arrangements.

Commitments to extend credit:	
Revolving home equity and credit card lines	$ 34,225,327
Construction loans	97,368,000
Other loans	34,400,000
Standby letters of credit	14,499,742
Total	$180,493,069

Discontinued Operations: During fourth quarter 2006, we discontinued substantially all activities of Summit Mortgage, our mortgage banking segment, due to its poor operating results and the continuing uncertainty for performance improvement, principally the result of reduced response rates to our direct mail marketing programs. We do not anticipate that the discontinuance of these operations will significantly impact our cash flows or liquidity. Refer to Note 3 of the accompanying consolidated financial statements for a discussion of discontinued operations.

MARKET RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, changes in relationships between rate indices and the potential exercise of embedded options. The principal objective of asset/liability management is to minimize interest rate risk and our actions in this regard are taken under the guidance of our Asset/Liability Management Committee ("ALCO"). The ALCO is comprised of members of senior management and members of the Board of Directors. The ALCO actively formulates the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor our sources, uses and prices of funds.

Some amount of interest rate risk is inherent and appropriate to the banking business. Our net income is affected by changes in the absolute level of interest rates. At December 31, 2006, our interest rate risk position was relatively neutral in the short term (zero to twelve months) and moderately liability sensitive in the intermediate term (thirteen to twenty-four months). That is, in the short term absent any changes in the volumes of our interest earning assets or interest bearing liabilities, assets are likely to reprice ratably as liabilities reprice, resulting in no significant changes in net interest income in a rising or falling rate environment. Over the intermediate term, liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment, while a falling interest rate environment would produce an increase in net interest income. Net interest income is also subject to changes in the shape of the yield curve. In general, a flat yield curve results in a decline in our earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as margins widen.

Several techniques are available to monitor and control the level of interest rate risk. We primarily use earnings simulations modeling to monitor interest rate risk. The earnings simulation model forecasts the effects on net interest income under a variety of interest rate scenarios that incorporate changes in the absolute level of interest rates and changes in the shape of the yield curve. Each increase or decrease in rates is assumed to gradually take place over a 12 month period, and then remain stable. Assumptions used to project yields and rates for new loans and deposits are derived from historical analysis. Securities portfolio maturities and prepayments are reinvested in like instruments. Mortgage loan prepayment assumptions are developed from industry estimates of prepayment speeds. Noncontractual deposit repricings are modeled on historical patterns.

The following table presents the estimated sensitivity of our net interest income to changes in interest rates, as measured by our earnings simulation model as of December 31, 2006. The sensitivity is measured as a percentage change in net interest income given the stated changes in interest rates (gradual change over 12 months, stable thereafter) compared to net interest income with rates unchanged. The estimated changes set forth below are dependent on the assumptions discussed above and are well within our ALCO policy limit, which is a 10% reduction in net interest income over the ensuing twelve month period.

Change in Interest Rates	Estimated % Change in Net Interest Income Over:	
(basis points)	0-12 Months	13-24 Months
Down 200 (1)	-0.49%	-0.35%
Down 200, steepening yield curve (2)	0.66%	5.80%
Up 100 (1)	0.07%	1.75%
Up 200 (1)	-0.58%	-1.77%

(1) assumes a parallel shift in the yield curve

(2) assumes steepening curve whereby short term rates decline by 200 basis points while long term rates decline by 50 basis points

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING


ARNETT &FOSTER
Certified Public Accountants, P.L.L.C.

To the Board of Directors
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, that Summit Financial Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Summit Financial Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Summit Financial Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Also in our opinion, Summit Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Summit Financial Group, Inc. and subsidiaries and our report dated March 12, 2007, expressed an unqualified opinion.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
March 12, 2007

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Summit Financial Group, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

We, as management of Summit Financial Group, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Arnett & Foster, P.L.L.C., independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2006, its system of internal control over financial reporting is effective and meets the criteria of the *Internal Control-Integrated Framework*. Arnett & Foster, P.L.L.C., independent registered public accounting firm, has issued an attestation report on management's assessment of the Corporation's internal control over financial reporting.



H. Charles Maddy, III
President and
Chief Executive Officer



Robert S. Tissue
Senior Vice President
and Chief Financial Officer



Julie R. Cook
Vice President
and Chief Accounting Officer

Moorefield, West Virginia
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS


ARNETT &FOSTER
Certified Public Accountants, P.L.L.C.

To the Board of Directors
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited the accompanying consolidated balance sheets of Summit Financial Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Financial Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 12, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting and an unqualified opinion on the effectiveness of Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
March 12, 2007

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
ASSETS		
Cash and due from banks	$ 12,030,969	$ 22,535,761
Interest bearing deposits with other banks	270,589	1,536,506
Federal funds sold	517,000	3,650,000
Securities available for sale	247,874,120	223,772,298
Loans, net	916,045,185	793,451,590
Property held for sale, net	41,000	268,287
Premises and equipment, net	22,445,635	22,488,435
Accrued interest receivable	6,351,575	4,834,337
Intangible assets	3,196,520	3,347,672
Other assets	16,343,431	15,235,861
Assets related to discontinued operations	9,714,749	18,411,278
Total assets	$1,234,830,773	$1,109,532,025
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ 62,591,493	$ 62,617,706
Interest bearing	826,096,142	611,269,308
Total deposits	888,687,635	673,887,014
Short-term borrowings	60,427,675	182,028,113
Long-term borrowings	174,292,074	150,911,835
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589,000	19,589,000
Other liabilities	9,849,834	8,752,110
Liabilities related to discontinued operations	2,109,320	560,728
Total liabilities	1,154,955,538	1,035,728,800
Commitments and Contingencies		
Shareholders' Equity		
Common stock and related surplus, $2.50 par value; authorized 20,000,000; issued 2006 - 7,084,980 shares; 2005 - 7,126,220 shares	18,020,591	18,856,774
Retained earnings	62,206,325	56,214,807
Accumulated other comprehensive income	(351,681)	(1,268,356)
Total shareholders' equity	79,875,235	73,803,225
Total liabilities and shareholders' equity	$1,234,830,773	$1,109,532,025

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,		
	2006	2005	2004
Interest income			
Interest and fees on loans			
Taxable	**$68,230,630**	$46,923,820	$35,072,720
Tax-exempt	**424,932**	419,541	437,658
Interest and dividends on securities			
Taxable	**9,403,789**	7,076,226	7,194,736
Tax-exempt	**2,158,189**	2,124,699	2,208,424
Interest on interest bearing deposits with other banks	**25,927**	90,563	123,036
Interest on Federal Funds sold	**34,536**	18,194	4,117
Total interest income	**80,278,003**	56,653,043	45,040,691
Interest expense			
Interest on deposits	**28,312,166**	13,401,988	9,710,108
Interest on short-term borrowings	**6,611,742**	4,824,365	1,203,395
Interest on long-term borrowings and subordinated debentures	**10,057,834**	8,279,489	7,046,299
Total interest expense	**44,981,742**	26,505,842	17,959,802
Net interest income	**35,296,261**	30,147,201	27,080,889
Provision for loan losses	**1,845,000**	1,295,000	1,050,000
Net interest income after provision for loan losses	**33,451,261**	28,852,201	26,030,889
Noninterest income			
Insurance commissions	**924,118**	852,664	527,492
Service fees	**2,757,570**	2,589,234	2,237,887
Mortgage origination revenue	**-**	-	(300)
Realized securities gains	**-**	110,012	33,471
Unrealized securities (losses)	**-**	(1,500,000)	-
(Loss) on sale of assets	**(46,754)**	(198,460)	(27,268)
Other	**618,182**	649,776	393,561
Total noninterest income	**4,253,116**	2,503,226	3,164,843
Noninterest expenses			
Salaries and employee benefits	**11,820,566**	10,810,318	9,364,195
Net occupancy expense	**1,557,263**	1,371,209	1,186,761
Equipment expense	**1,900,852**	1,712,725	1,576,653
Supplies	**797,129**	548,719	539,313
Professional fees	**892,451**	748,374	594,103
Advertising	**284,001**	410,882	292,918
Amortization of intangibles	**151,152**	151,152	151,152
Other	**4,206,414**	3,510,418	3,213,453
Total noninterest expenses	**21,609,828**	19,263,797	16,918,548
Income before income tax expense	**16,094,549**	12,091,630	12,277,184
Income tax expense	**5,024,000**	3,372,845	3,578,215
Income from continuing operations	**11,070,549**	8,718,785	8,698,969
Discontinued operations			
Exit costs and impairment of long-lived assets	**(2,480,000)**	-	-
Operating income (loss)	**(1,750,244)**	3,862,356	2,912,904
Income from discontinued operations before income tax expense (benefit)	**(4,230,244)**	3,862,356	2,912,904
Income tax expense (benefit)	**(1,426,900)**	1,338,737	1,003,500
Income from discontinued operations	**(2,803,344)**	2,523,619	1,909,404
Net Income	**$ 8,267,205**	$11,242,404	$10,608,373
Basic earnings per common share from continuing operations	**$ 1.55**	$ 1.23	$ 1.24
Basic earnings per common share	**$ 1.16**	$ 1.58	$ 1.51
Diluted earnings per common share from continuing operations	**$ 1.54**	$ 1.21	$ 1.22
Diluted earnings per common share	**$ 1.15**	$ 1.56	$ 1.49

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

	Preferred Stock and Related Surplus	Common Stock and Related Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, December 31, 2003	$ -	$ 17,862,255	$ 38,328,051	$(627,659)	$ 1,624,896	$ 57,187,543
Comprehensive income:						
Net income	-	-	10,608,373	-	-	10,608,373
Other comprehensive income, net of deferred tax (benefit) of ($1,029,725):						
Net unrealized (loss) on securities of ($1,659,325), net of reclassification adjustment for gains included in net income of $20,752	-	-	-	-	(1,680,077)	(1,680,077)
Total comprehensive income						8,928,296
Exercise of stock options	-	261,237	-	-	-	261,237
Issuance of preferred stock	1,158,471	-	-	-	-	1,158,471
Cash dividends declared ($0.26 per share)	-	-	(1,827,526)	-	-	(1,827,526)
Balance, December 31, 2004	1,158,471	18,123,492	47,108,898	(627,659)	(55,181)	65,708,021
Comprehensive income:						
Net income	-	-	11,242,404	-	-	11,242,404
Other comprehensive income, net of deferred tax (benefit) of ($743,559):						
Net unrealized (loss) on securities of ($2,074,968), net of reclassification adjustment for losses included in net income of ($861,793)	-	-	-	-	(1,213,175)	(1,213,175)
Total comprehensive income						10,029,229
Exercise of stock options	-	202,470	-	-	-	202,470
Conversion of preferred shares	(1,158,471)	1,158,471	-	-	-	-
Retirement of treasury shares	-	(627,659)	-	627,659	-	-
Cash dividends declared ($0.30 per share)	-	-	(2,136,495)	-	-	(2,136,495)
Balance, December 31, 2005	-	18,856,774	56,214,807	-	(1,268,356)	73,803,225
Comprehensive income:						
Net income	-	-	8,267,205	-	-	8,267,205
Other comprehensive income, net of deferred tax expense of $213,797:						
Net unrealized gain on securities of $916,675, net of reclassification adjustment for gains included in net income of ($0)	-	-	-	-	916,675	916,675
Total comprehensive income						9,183,880
Exercise of stock options	-	187,767	-	-	-	187,767
Repurchase of common stock	-	(1,023,950)	-	-	-	(1,023,950)
Cash dividends declared ($0.32 per share)	-	-	(2,275,687)	-	-	(2,275,687)
Balance, December 31, 2006	**$ -**	**$18,020,591**	**$62,206,325**	**$ -**	**$ (351,681)**	**$79,875,235**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 8,267,205**	$ 11,242,404	$ 10,608,373
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**1,768,900**	1,680,779	1,506,698
Provision for loan losses	**2,515,000**	1,479,400	1,050,000
Stock compensation expense	**43,913**	-	-
Deferred income tax (benefit)	**(1,529,050)**	(1,014,918)	(449,935)
Loans originated for sale	**(234,046,865)**	(314,600,774)	(259,316,402)
Proceeds from loans sold	**249,967,318**	323,146,988	260,478,758
(Gains) on loans sold	**(7,763,998)**	(10,857,288)	(9,083,436)
Security (gains)	**-**	(110,012)	(33,471)
Writedown of preferred stock	**-**	1,500,000	-
Writedown of fixed assets to fair value & exit costs accrual of discontinued operations	**2,480,000**	-	-
Loss on disposal of premises, equipment and other assets	**46,754**	198,460	29,183
Amortization of securities premiums (accretion of discounts), net	**65,266**	653,483	848,775
Amortization of goodwill and purchase accounting adjustments, net	**162,684**	162,684	176,340
Tax benefit of exercise of stock options	**71,000**	77,000	141,000
(Increase) decrease in accrued interest receivable	**(1,512,052)**	(1,183,856)	126,233
(Increase) decrease in other assets	**552,762**	(920,936)	(684,038)
Increase in other liabilities	**868,669**	1,995,379	1,106,824
Net cash provided by operating activities	**21,957,506**	13,448,793	6,504,902
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities and calls of securities available for sale	**14,369,893**	9,216,910	22,532,825
Proceeds from sales of securities available for sale	**18,264,300**	18,386,829	49,689,639
Principal payments received on securities available for sale	**25,362,530**	32,085,084	35,379,512
Purchases of securities available for sale	**(80,716,715)**	(76,054,905)	(87,029,752)
Net (increase) decrease in federal funds sold	**3,133,000**	(3,602,000)	196,000
Net loans made to customers	**(125,058,666)**	(192,861,006)	(105,705,168)
Purchases of premises and equipment	**(1,779,688)**	(3,994,963)	(4,463,284)
Proceeds from sales of premises, equipment and other assets	**304,846**	419,351	351,425
Proceeds from interest bearing deposits with other banks	**1,265,917**	802,192	802,394
Purchases of life insurance contracts	**(880,000)**	(2,500,000)	-
Net cash paid in acquisition of Sager Insurance Agency	**-**	-	(850,000)
Net cash (used in) investing activities	**(145,734,583)**	(218,102,508)	(89,096,409)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in demand deposit, NOW and savings accounts	**22,794,556**	79,765,031	17,112,187
Net increase (decrease) in time deposits	**191,954,169**	69,630,895	(4,299,909)
Net increase (decrease) in short-term borrowings	**(121,600,438)**	61,398,899	70,914,968
Proceeds from long-term borrowings	**63,342,000**	32,764,000	23,326,000
Repayments of long-term borrowings	**(39,991,219)**	(41,774,543)	(26,315,072)
Net proceeds from issuance of trust preferred securities	**-**	8,000,000	7,406,250
Net proceeds from issuance of preferred stock	**-**	-	1,158,471
Exercise of stock options	**72,854**	125,470	120,237
Dividends paid	**(2,275,687)**	(2,136,495)	(1,827,526)
Repurchase of common stock	**(1,023,950)**	-	-
Net cash provided by financing activities	**113,272,285**	207,773,257	87,595,606
Increase (decrease) in cash and due from banks	**(10,504,792)**	3,119,542	5,004,099
Cash and due from banks:			
Beginning	**22,535,761**	19,416,219	14,412,120
Ending	**$ 12,030,969**	$ 22,535,761	$ 19,416,219

See notes to consolidated financial statements

	For the Year Ended December 31,		
	2006	2005	2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	**$44,136,925**	$25,528,195	$18,045,519
Income taxes	**$ 4,991,000**	$ 5,245,000	$ 5,030,534
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other assets acquired in settlement of loans	**$ 85,676**	$ 342,744	$ 515,593
Acquisition of Sager Insurance Agency:			
Net cash and cash equivalents paid in acquisition of Sager Insurance Agency	**$ -**	$ -	$ 850,000
Fair value of assets acquired (principally building and land)	**$ -**	$ -	$ 250,000
Goodwill	**-**	-	600,000
	$ -	$ -	$ 850,000
Noncash investment in unconsolidated subsidiary trust	**$ -**	$ 248,000	$ 232,000

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Summit Financial Group, Inc. ("We", "Company" or "Summit") is a financial holding company headquartered in Moorefield, West Virginia. Our primary business is retail banking. We operate two community bank subsidiaries: Summit Community Bank ("Summit Community") and Shenandoah Valley National Bank ("Shenandoah") (collectively, the "Bank Subsidiaries"). We provide commercial and retail banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We also operate Summit Insurance Services, LLC.

Basis of financial statement presentation: Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of estimates: We must make estimates and assumptions that affect the reported amounts and disclosures in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Summit and its subsidiaries. All significant accounts and transactions among these entities have been eliminated.

Presentation of cash flows: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from federal funds sold, demand deposits, NOW accounts, savings accounts and short-term borrowings are reported on a net basis, since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are reported net. The statements of cash flows are presented on a consolidated basis, including both continuing and discontinued operations.

Securities: We classify debt and equity securities as "held to maturity", "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity - Certain debt securities for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. There are no securities classified as held to maturity in the accompanying financial statements.

Securities available for sale - Securities not classified as "held to maturity" or as "trading" are classified as "available for sale." Securities classified as "available for sale" are those securities that we intend to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at estimated fair value net of unrealized gains or losses, which are adjusted for applicable income taxes, and reported as a separate component of shareholders' equity.

Trading securities - There are no securities classified as "trading" in the accompanying financial statements.

We review our securities portfolio quarterly for possible other-than-temporary impairment. This determination requires significant judgment. In making this judgment, Management evaluates the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and our intent and ability to hold the security. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the Consolidated Financial Statements.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the interest method.

Loans and allowance for loan losses: Loans are generally stated at the amount of unpaid principal, reduced by unearned discount and allowance for loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. We make continuous credit reviews of the loan portfolio and consider current economic conditions, historical loan loss experience, review of specific problem loans and other potential risk factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when we believe that collectibility is unlikely. While we use the best information available to make our evaluation, future adjustments may be necessary if there are significant changes in conditions.

A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, are required to be reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan-by-loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Generally, after our evaluation, loans are placed on nonaccrual status when principal or interest is greater than 90 days past due based upon the loan's contractual terms. Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well-secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method.

Interest on loans is accrued daily on the outstanding balances.

Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life.

Property held for sale: Property held for sale consists of premises qualifying as held for sale under Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, and of real estate acquired through foreclosure on loans secured by such real estate. Qualifying premises are transferred to property held for sale at the lower of carrying value or estimated fair value less anticipated selling costs. Foreclosed property is recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of foreclosure, with any difference between the fair value of foreclosed property and the carrying value of the related loan charged to the allowance for loan losses. We perform periodic valuations of property held for sale subsequent to transfer. Gains or losses not previously recognized resulting from the sale of property held for sale is recognized on the date of sale. Changes in value subsequent to transfer are recorded in noninterest income. Depreciation is not recorded on property held for sale. Expenses incurred in connection with operating foreclosed properties are charged to noninterest expense.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method for premises and equipment over the estimated useful lives of the assets. The estimated useful lives employed are on average 30 years for premises and 3 to 10 years for furniture and equipment. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment, including construction period interest costs, are capitalized. No interest was capitalized during 2006, 2005 or 2004.

Intangible assets: Goodwill and certain other intangible assets with indefinite useful lives are not amortized into net income over an estimated life, but rather are tested at least annually for impairment. Intangible assets determined to have definite useful lives are amortized over their estimated useful lives and also are subject to impairment testing.

Securities sold under agreements to repurchase: We generally account for securities sold under agreements to repurchase as collateralized financing transactions and record them at the amounts at which the securities were sold, plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral provided is continually monitored and additional collateral is provided as needed.

Advertising: Direct response advertising is recorded as a prepaid asset and amortized to expense generally over a one month period. Our prepaid direct response advertising included in assets related to discontinued operations approximated $563,000 at December 31, 2005. We had no prepaid direct response advertising at December 31, 2006. All other advertising costs are expensed as incurred.

Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS 5, *Accounting for Contingencies*, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in an SPE, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance, not price.

Income taxes: The consolidated provision for income taxes includes Federal and state income taxes and is based on pretax net income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-based compensation: In accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, we recognize compensation expense based on the estimated number of stock awards expected to actually vest, exclusive of the awards expected to be forfeited.

Basic and diluted earnings per share: Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding increased by the number of shares of common stock which would be issued assuming the exercise of employee stock options and the conversion of preferred stock.

Trust services: Assets held in an agency or fiduciary capacity are not our assets and are not included in the accompanying consolidated balance sheets. Trust services income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not have a material effect on net income.

Derivative instruments and hedging activities: In accordance with SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

Fair-value hedges – For transactions in which we are hedging changes in fair value of an asset, liability, or a firm commitment, changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the hedged item's fair value.

Cash-flow hedges – For transactions in which we are hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instrument, which are reported in comprehensive income, are reclassified to earnings in the periods in which earnings are impacted by the variability of cash flows of the hedged item.

The ineffective portion of all hedges is recognized in current period earnings.

Other derivative instruments used for risk management purposes do not meet the hedge accounting criteria and, therefore, do not qualify for hedge accounting. These derivative instruments are accounted for at fair value with changes in fair value recorded in the income statement.

During 2006, 2005, and 2004 we were party to instruments that qualified for fair-value hedge accounting and other instruments that were held for risk management purposes that did not qualify for hedge accounting.

Variable interest entities: In accordance with FIN 46-R, *Consolidation of Variable Interest Entities*, business enterprises that represent the primary beneficiary of another entity by retaining a controlling interest in that entity's assets, liabilities and results of operations must consolidate that entity in its financial statements. Prior to the issuance of FIN 46-R, consolidation generally occurred when an enterprise controlled another entity through voting interests. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. We have determined that the provisions of FIN 46-R do not require consolidation of subsidiary trusts which issue guaranteed preferred beneficial interests in subordinated debentures (Trust Preferred Securities). The Trust Preferred Securities continue to qualify as Tier 1 capital for regulatory purposes. The banking regulatory agencies have not issued any guidance which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of FIN 46-R. The adoption of the provisions of FIN 46-R has had no material impact on our results of operations, financial condition, or liquidity. See Note 11 of our Notes to Consolidated Financial Statements for a discussion of our subordinated debentures.

Loan commitments: Statement of Financial Accounting Standards No. 149 ("SFAS 149"), *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* requires that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability. The adoption of SFAS 149 did not have a material impact on our results of operations, financial position, or liquidity.

Reclassifications: Certain accounts in the consolidated financial statements for 2005 and 2004, as previously presented, have been reclassified to conform to current year classifications.

2. SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109"* (FIN 48), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 requires that a tax position meet a "probable recognition threshold" for the benefit of the uncertain tax position to be recognized in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of a current or deferred tax asset or receivable, or recording a current or deferred tax liability. FIN 48 also provides guidance on measurement, derecognition of tax benefits, classification, interim period accounting disclosure, and transition requirements in accounting for uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. We do not anticipate that the adoption of this statement will have a material effect on our financial statements.

In September 2006, the FASB issued Statement No. 157, *"Fair Value Measurements"* (SFAS No. 157). SFAS No. 157 replaces various definitions of fair value in existing accounting literature with a single definition, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. SFAS No. 157 does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for fiscal years ending after November 15, 2007, and early application is encouraged. We do not anticipate that the adoption of this statement will have a material effect on our financial statements.

3. DISCONTINUED OPERATIONS

During fourth quarter 2006, we decided to either sell or terminate substantially all business activities of Summit Mortgage (a division of Shenandoah Valley National Bank), our residential mortgage loan origination unit. The decision to exit the mortgage banking business was based on this business unit's poor operating results and the continuing uncertainty for performance improvement. Further, we desire to concentrate our resources and capital on our community banking operations, which have a consistent record of exceptional growth and profitability.

Summit Mortgage, which was previously presented as a separate segment, is presented as discontinued operations for all periods presented in these financial statements.

The following table lists the assets and liabilities of Summit Mortgage included in the balance sheets as assets and liabilities related to discontinued operations.

	December 31,	
	2006	2005
Assets:		
Loans held for sale, net	**$8,428,535**	$16,584,990
Loans, net	**179,642**	315,247
Premises and equipment, net	**–**	600,977
Property held for sale	**75,000**	110,000
Other assets	**1,031,572**	800,064
Total assets	**$9,714,749**	$18,411,278
Liabilities:		
Accrued expenses and other liabilities	**$2,109,320**	$ 560,728
Total liabilities	**$2,109,320**	$ 560,728

The results of Summit Mortgage are presented as discontinued operations in a separate category on the income statements following the results from continuing operations. The income (loss) from discontinued operations for the years ended December 31, 2006, 2005, and 2004 is presented below.

Statements of Income from Discontinued Operations

	For the Year Ended December 31,		
	2006	2005	2004
Interest income	**$ 1,540,701**	$ 1,776,101	$ 1,348,201
Interest expense	**856,158**	1,117,659	652,066
Net interest income	**684,543**	658,442	696,135
Provision for loan losses	**670,000**	184,400	-
Net interest income after provision for loan losses	**14,543**	474,042	696,135
Noninterest income			
Mortgage origination revenue	**19,740,958**	26,370,978	24,089,209
(Loss) on sale of assets	**-**	-	(1,915)
Total noninterest income	**19,740,958**	26,370,978	24,087,294
Noninterest expense			
Salaries and employee benefits	**6,750,711**	9,504,699	8,723,083
Net occupancy expense	**688,856**	509,854	315,822
Equipment expense	**301,190**	198,351	199,351
Professional fees	**742,303**	221,420	227,122
Postage	**6,154,647**	5,631,588	5,617,170
Advertising	**4,678,370**	4,467,430	4,431,729
Impairment of long-lived assets	**621,000**	-	-
Exit costs	**1,859,000**	-	-
Other	**2,189,668**	2,449,322	2,356,248
Total noninterest expense	**23,985,745**	22,982,664	21,870,525
Income (loss) before income tax expense	**(4,230,244)**	3,862,356	2,912,904
Income tax expense (benefit)	**(1,426,900)**	1,338,737	1,003,500
Income (loss) from discontinued operations	**$ (2,803,344)**	$ 2,523,619	$ 1,909,404

During fourth quarter 2006, we recognized a charge of $621,000 to write down the fixed assets of Summit Mortgage to fair value. We expect to dispose of those assets during first quarter 2007. Also, we accrued $1,859,000 for exit costs, which are included in Liabilities Related to Discontinued Operations in the accompanying consolidated financial statements. The charge is comprised of the following:

Operating lease terminations	$ 734,000
Vendor contract termination	740,000
Severance payments	385,000
	$1,859,000

4. SECURITIES

The amortized cost, unrealized gains and losses, and estimated fair values of securities at December 31, 2006 and 2005, are summarized as follows:

2006	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Available for sale				
Taxable:				
U. S. Government agencies and corporations	$ 37,671,345	$ 2,727	$ 333,799	$ 37,340,273
Mortgage-backed securities	146,108,268	470,268	2,262,050	144,316,486
State and political subdivisions	3,758,978	25,225	-	3,784,203
Corporate debt securities	1,682,275	18,908	2,274	1,698,909
Federal Reserve Bank stock	669,000	-	-	669,000
Federal Home Loan Bank stock	12,093,900	-	-	12,093,900
Other equity securities	150,410	-	-	150,410
Total taxable	202,134,176	517,128	2,598,123	200,053,181
Tax-exempt:				
State and political subdivisions	40,329,315	1,026,437	67,709	41,288,043
Other equity securities	5,974,719	572,752	14,575	6,532,896
Total tax-exempt	46,304,034	1,599,189	82,284	47,820,939
Total	$248,438,210	$2,116,317	$2,680,407	$247,874,120

2005	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Available for sale				
Taxable:				
U. S. Government agencies and corporations	$ 40,227,124	$ 33,754	$ 426,554	$ 39,834,324
Mortgage-backed securities	117,530,036	150,766	2,884,861	114,795,941
State and political subdivisions	3,741,271	219	-	3,741,490
Corporate debt securities	3,294,123	37,063	2,206	3,328,980
Federal Reserve Bank stock	571,500	-	-	571,500
Federal Home Loan Bank stock	15,761,400	-	-	15,761,400
Other equity securities	150,410	-	-	150,410
Total taxable	181,275,864	221,802	3,313,621	178,184,045
Tax-exempt:				
State and political subdivisions	38,529,013	1,191,186	74,709	39,645,490
Other equity securities	5,978,611	-	35,848	5,942,763
Total tax-exempt	44,507,624	1,191,186	110,557	45,588,253
Total	$225,783,488	$1,412,988	$3,424,178	$223,772,298

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities, which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may only be sold back to the respective Federal Reserve Bank or Federal Home Loan Bank at par value.

We held 182 available for sale securities having an unrealized loss at December 31, 2006. Provided below is a summary of securities available for sale which were in an unrealized loss position at December 31, 2006 and 2005. We have the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, we believe that the decline in value is attributable to changes in market interest rates and not credit quality of the issuer, as all are rated AA or better, and no additional impairment is warranted at this time.

2006	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Taxable:						
U. S. Government agencies and corporations	$ 4,423,292	$ (33,560)	$ 31,778,108	$ (300,237)	$ 36,201,400	$ (333,797)
Mortgage-backed securities	12,658,285	(52,749)	83,775,186	(2,211,581)	96,433,471	(2,264,330)
Tax-exempt:						
State and political subdivisions	2,693,962	(7,781)	3,835,968	(59,924)	6,529,930	(67,705)
Other equity securities	-	-	220,144	(14,575)	220,144	(14,575)
Total temporarily impaired securities	$19,775,539	$ (94,090)	$119,609,406	$(2,586,317)	$139,384,945	$(2,680,407)

2005	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Taxable:						
U. S. Government agencies and corporations	$25,474,029	$ (255,281)	$ 9,387,858	$ (171,276)	$ 34,861,887	$ (426,557)
Mortgage-backed securities	41,326,014	(711,403)	60,441,083	(2,175,663)	101,767,097	(2,887,066)
Tax-exempt:						
State and political subdivisions	3,658,564	(41,183)	1,553,065	(33,524)	5,211,629	(74,707)
Other equity securities	-	-	1,702,763	(35,848)	1,702,763	(35,848)
Total temporarily impaired securities	$70,458,607	$(1,007,867)	$ 73,084,769	$(2,416,311)	$143,543,376	$(3,424,178)

During 2005, we recognized a $1.5 million pre-tax fourth quarter other-than-temporary non-cash impairment charge, which equals $940,000 on an after-tax basis. This impairment charge related to $5.7 million of certain preferred stock issuances of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation which Summit continues to own, and was made primarily due to difficulty in accurately projecting the future recovery period of these securities. Although the securities are still rated as investment grade, we recognized the impairment charge in accordance with generally accepted accounting principles ("GAAP").

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage-backed obligations and the related gross gains and losses realized are as follows:

Years ended December 31,	Proceeds from			Gross realized	
	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2006					
Securities available for sale	$18,264,300	$14,369,893	$25,362,530	$ -	$ -
	$18,264,300	$14,369,893	$25,362,530	$ -	$ -
2005					
Securities available for sale	$18,386,828	$ 9,216,910	$32,085,084	$166,868	$ 56,856
	$18,386,828	$ 9,216,910	$32,085,084	$166,868	$ 56,856
2004					
Securities available for sale	$49,689,639	$22,532,825	$35,379,512	$409,644	$376,173
	$49,689,639	$22,532,825	$35,379,512	$409,644	$376,173

Mortgage-backed obligations having contractual maturities ranging from 1 to 30 years are reflected in the following maturity distribution schedules based on their anticipated average life to maturity, which ranges from 1 to 10 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated average life to maturity of the specific obligation.

The maturities, amortized cost and estimated fair values of securities at December 31, 2006, are summarized as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 60,065,945	$ 59,133,980
Due from one to five years	100,953,753	99,849,807
Due from five to ten years	35,900,522	36,105,463
Due after ten years	32,629,961	33,338,664
Equity securities	18,888,029	19,446,206
Total	$248,438,210	$247,874,120

At December 31, 2006 and 2005, securities with estimated fair values of $35,139,597 and $92,532,692, respectively, were pledged to secure public deposits, and for other purposes required or permitted by law.

5. LOANS

Loans are summarized as follows:

	2006	2005
Commercial	**$ 69,469,550**	$ 63,205,991
Commercial real estate	**314,198,436**	266,228,999
Construction and development	**215,820,164**	141,206,211
Residential real estate	**282,512,334**	285,241,479
Consumer	**36,455,257**	36,863,170
Other	**6,968,465**	8,597,768
Total loans	**925,424,206**	801,343,618
Less unearned income	**1,867,613**	1,780,315
Total loans net of unearned income	**923,556,593**	799,563,303
Less allowance for loan losses	**7,511,408**	6,111,713
Loans, net	**$916,045,185**	$793,451,590

The following presents loan maturities at December 31, 2006.

	Within 1 Year	After 1 but within 5 Years	After 5 Years
Commercial	$ 24,880,094	$ 30,907,961	$ 13,681,495
Commercial real estate	30,625,629	56,958,748	226,614,059
Construction and development	164,727,298	30,129,951	20,962,915
Residential real estate	23,090,650	18,339,180	241,082,504
Consumer	5,084,009	26,309,416	5,061,832
Other	449,059	1,720,332	4,799,074
	$248,856,739	$164,365,588	$512,201,879

Loans due after one year with:	
Variable rates	$283,039,668
Fixed rates	393,527,799
	$676,567,467

Concentrations of credit risk: We grant commercial, residential and consumer loans to customers primarily located in the Eastern Panhandle and South Central regions of West Virginia, and the Northern region of Virginia. Although we strive to maintain a diverse loan portfolio, exposure to credit losses can be adversely impacted by downturns in local economic and employment conditions. Major employment within our market area is diverse, but primarily includes government, health care, education, poultry and various professional, financial and related service industries. As of December 31, 2006, we had no concentrations of loans to any single industry in excess of 10% of loans. We evaluate the credit worthiness of each of our customers on a case-by-case basis and the amount of collateral we obtain is based upon this credit evaluation.

Loans to related parties: We have had, and may be expected to have in the future, banking transactions in the ordinary course of business with our directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). These transactions have been, in our opinion, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following presents the activity with respect to related party loans aggregating $60,000 or more to any one related party (other changes represent additions to and changes in director and executive officer status):

	2006	2005
Balance, beginning	**$15,730,434**	$10,803,084
Additions	**9,940,941**	10,821,133
Amounts collected	**(10,490,322)**	(5,998,721)
Other changes, net	**(306,604)**	104,938
Balance, ending	**$14,874,449**	$15,730,434

6. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Balance, beginning of year	**$6,111,713**	$5,073,286	$4,680,625
Losses:			
Commercial	**31,744**	35,809	141,815
Commercial real estate	**185,436**	-	335,777
Residential real estate	**35,011**	60,543	5,199
Consumer	**199,505**	173,020	208,391
Other	**289,159**	364,311	285,671
Total	**740,855**	633,683	976,853
Recoveries:			
Commercial	**1,269**	6,495	18,702
Commercial real estate	**45,918**	41,228	27,302
Residential real estate	**6,518**	42	9,413
Consumer	**62,535**	55,700	109,211
Other	**179,310**	273,645	154,886
Total	**295,550**	377,110	319,514
Net losses	**445,305**	256,573	657,339
Provision for loan losses	**1,845,000**	1,295,000	1,050,000
Balance, end of year	**$7,511,408**	$6,111,713	$5,073,286

Our total recorded investment in impaired loans at December 31, 2006 and 2005 approximated $3,283,000 and $3,510,000, respectively. The related allowance associated with impaired loans for 2006 and 2005 was approximately $1,500,000 and $412,000, respectively. At December 31, 2006, all impaired loans had a related allowance. At December 31, 2005, impaired loans with an associated allowance approximated $1,142,000. Approximately $2,368,000 of impaired loans at December 31, 2005 had no related allowance. Our average investment in such loans approximated $2,197,000, $3,181,000 and $2,670,000 for the years ended December 31, 2006, 2005, and 2004 respectively. Impaired loans at December 31, 2006 and 2005 included loans that were collateral dependent, for which the fair values of the loans' collateral were used to measure impairment.

For purposes of evaluating impairment, we specifically review credits which consist of loans to customers who owe more than $50,000 and who are delinquent more than 30 days, all loans more than 90 days past due, loans adversely classified by regulatory authorities or the loan review staff or other management staff, and loans to customers in which it has been determined that ultimate collectibility is questionable.

For the years ended December 31, 2006, 2005, and 2004, we recognized approximately $108,000, $181,000 and $123,000, in interest income on impaired loans after the date that the loans were deemed to be impaired. Using a cash-basis method of accounting, we would have recognized approximately the same amount of interest income on such loans.

7. PROPERTY HELD FOR SALE

Property held for sale, consisting of foreclosed properties, was $41,000 and $268,000 at December 31, 2006 and December 31, 2005, respectively. In 2005, we sold a foreclosed property that resulted in a $214,000 pre-tax loss, which is reflected in (Loss) on sale of assets.

8. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Land	**$ 5,941,746**	$ 5,845,211
Buildings and improvements	**16,376,432**	15,974,630
Furniture and equipment	**10,347,743**	9,408,701
	32,665,921	31,228,542
Less accumulated depreciation	**10,220,286**	8,740,107
Total premises and equipment	**$22,445,635**	$22,488,435

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 approximated $1,554,000, $1,513,000 and $1,382,000, respectively.

9. INTANGIBLE ASSETS

In accordance with SFAS 142, goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. A fair value is determined based on at least one of three various market valuation methodologies. If the fair value equals or exceeds the book value, no write-down of recorded goodwill is necessary. If the fair value is less than the book value, an expense may be required on our books to write down the goodwill to the proper carrying value. During the third quarter, we completed the required annual impairment test for 2006 and determined that no impairment write-offs were necessary.

In addition, at December 31, 2006 and December 31, 2005, we had $1,108,490 and $1,259,642, respectively, in unamortized acquired intangible assets consisting entirely of unidentifiable intangible assets recorded in accordance with SFAS 72.

	Goodwill Activity
Balance, January 1, 2006	$2,088,030
Acquired goodwill, net	–
Balance, December 31, 2006	$2,088,030

	Unidentifiable Intangible Assets	
	December 31, 2006	December 31, 2005
Unidentifiable intangible assets		
Gross carrying amount	**$2,267,323**	$2,267,323
Less: accumulated amortization	**1,158,833**	1,007,681
Net carrying amount	**$1,108,490**	$1,259,642

We recorded amortization expense of $151,000 for the year ended December 31, 2006 relative to our unidentifiable intangible assets. Annual amortization is expected to be approximately $151,000 for each of the years ending 2007 through 2011. The remaining amortization period is 7.3 years.

10. DEPOSITS

The following is a summary of interest bearing deposits by type as of December 31, 2006 and 2005:

	2006	2005
Demand deposits, interest bearing	**$220,166,660**	$200,637,520
Savings deposits	**47,983,961**	44,680,540
Retail time deposits	**278,321,917**	237,262,760
Brokered time deposits	**279,623,604**	128,688,488
Total	**$826,096,142**	$611,269,308

Time certificates of deposit and Individual Retirement Account's (IRA's) in denominations of $100,000 or more totaled $323,281,449 and $200,976,319 at December 31, 2006 and 2005, respectively.

Included in certificates of deposits are brokered certificates of deposit, which totaled $279,623,604 and $128,688,488 at December 31, 2006 and 2005, respectively. Brokered deposits represent certificates of deposit acquired through a third party. The following is a summary of the maturity distribution of certificates of deposit and IRA's in denominations of $100,000 or more as of December 31, 2006:

	Amount	Percent
Three months or less	$ 63,362,723	19.6%
Three through six months	66,512,915	20.6%
Six through twelve months	83,111,806	25.7%
Over twelve months	110,294,005	34.1%
Total	$323,281,449	100.0%

A summary of the scheduled maturities for all time deposits as of December 31, 2006, follows:

2007	$412,469,873
2008	84,950,419
2009	34,599,167
2010	22,763,126
2011	2,150,206
Thereafter	1,012,730
Total	$557,945,521

At December 31, 2006 and 2005, our deposits of related parties including directors, executive officers, and their related interests approximated $13,565,000 and $16,605,000, respectively.

11. BORROWED FUNDS

Our subsidiary banks are members of the Federal Home Loan Bank ("FHLB"). Membership in the FHLB makes available short-term and long-term advances under collateralized borrowing arrangements with each subsidiary bank. All FHLB advances are collateralized primarily by similar amounts of residential mortgage loans, certain commercial loans, mortgage backed securities and securities of U. S. Government agencies and corporations. We had $122 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2006, which is primarily secured by consumer loans, and certain construction loans.

At December 31, 2006, our subsidiary banks had combined additional borrowings availability of $260,743,307 from the FHLB. Short-term FHLB advances are granted for terms of 1 to 365 days and bear interest at a fixed or variable rate set at the time of the funding request.

In addition, Summit Financial Group, Inc. has a long-term line of credit available through an unaffiliated banking institution which is secured by the common stock of one of our subsidiary banks. At December 31, 2006 we had $7,250,000 available to draw on this line.

Short-term borrowings: At December 31, 2006, we had $19,767,900 borrowing availability through credit lines and Federal funds purchased agreements. A summary of short-term borrowings is presented below.

2006	Short-term FHLB Advances	Repurchase Agreements	Federal Funds Purchased and Lines of Credit
Balance at December 31	$ 54,765,000	$ 4,730,575	$ 932,100
Average balance outstanding for the year	123,952,970	5,792,863	1,025,717
Maximum balance outstanding at any month end	175,407,800	7,036,562	1,171,200
Weighted average interest rate for the year	5.08%	4.03%	7.49%
Weighted average interest rate for balances outstanding at December 31	5.39%	4.08%	7.75%

2005	Short-term FHLB Advances	Repurchase Agreements	Federal Funds Purchased and Lines of Credit
Balance at December 31	$175,510,100	$ 6,518,013	$ -
Average balance outstanding for the year	130,023,493	8,060,676	888,214
Maximum balance outstanding at any month end	175,510,100	10,881,188	3,395,500
Weighted average interest rate for the year	3.54%	2.27%	4.77%
Weighted average interest rate for balances outstanding at December 31	4.27%	3.65%	-

Federal funds purchased and repurchase agreements mature the next business day. The securities underlying the repurchase agreements are under our control and secure the total outstanding daily balances.

Long-term borrowings: Our long-term borrowings of $174,292,074 and $150,911,835 as of December 31, 2006 and 2005, respectively, consisted primarily of advances from the FHLB. These borrowings bear both fixed and variable interest rates and mature in varying amounts through the year 2016. The average interest rate paid on long-term borrowings during 2006 and 2005 approximated 5.42% and 4.67%, respectively.

Subordinated Debentures: We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures totaled $19,589,000 at December 31, 2006 and 2005.

In October 2002, we sponsored SFG Capital Trust I, in March 2004, we sponsored SFG Capital Trust II, and in December 2005, we sponsored SFG Capital Trust III, of which 100% of the common equity of each trust is owned by us. SFG Capital Trust I issued $3,500,000 in capital securities and $109,000 in common securities and invested the proceeds in $3,609,000 of debentures. SFG Capital Trust II issued $7,500,000 in capital securities and $232,000 in common securities and invested the proceeds in $7,732,000 of debentures. SFG Capital Trust III issued $8,000,000 in capital securities and $248,000 in common securities and invested the proceeds in $8,248,000 of debentures. Distributions on the capital securities issued by the trusts are payable quarterly at a variable interest rate equal to 3 month LIBOR plus 345 basis points for SFG Capital Trust I, 3 month LIBOR plus 280 basis points for SFG Capital Trust II, and 3 month LIBOR plus 145 basis points for SFG Capital Trust III, and equals the interest rate earned on the debentures held by the trusts, and is recorded as interest expense by us. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of the guarantee. The debentures of SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III are first redeemable by us in November 2007, March 2009, and March 2011, respectively.

The capital securities held by SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these Guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

A summary of the maturities of all long-term borrowings and subordinated debentures for the next five years and thereafter is as follows:

Year Ending December 31,	Amount
2007	23,319,944
2008	52,376,851
2009	18,911,094
2010	52,715,783
2011	2,465,409
Thereafter	44,091,993
Total	$193,881,074

12. INCOME TAXES

The components of applicable income tax expense (benefit) for continuing operations for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Current			
Federal	**$5,133,000**	$3,961,900	$3,635,500
State	**523,750**	407,100	381,650
	5,656,750	4,369,000	4,017,150
Deferred			
Federal	**(604,850)**	(926,595)	(413,385)
State	**(27,900)**	(69,560)	(25,550)
	(632,750)	(996,155)	(438,935)
Total	**$5,024,000**	$3,372,845	$3,578,215

Reconciliation between the amount of reported continuing operations income tax expense and the amount computed by multiplying the statutory income tax rates by book pretax income from continuing operations for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	**$5,472,147**	**34**	$4,111,154	34	$4,174,243	34
Increase (decrease) in taxes resulting from:						
Tax-exempt interest and dividends, net	**(878,261)**	**(6)**	(865,042)	(7)	(899,668)	(7)
State income taxes, net of Federal income tax benefit	**345,675**	**2**	268,686	2	251,889	2
Other, net	**84,439**	**1**	(141,953)	(1)	51,751	-
Applicable income taxes of continuing operations	**$5,024,000**	**31**	$3,372,845	28	$3,578,215	29

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

The tax effects of temporary differences, which give rise to our deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets		
Allowance for loan losses	**$2,690,224**	$2,240,252
Deferred compensation	**829,810**	685,007
Other deferred costs and accrued expenses	**681,496**	633,321
Net unrealized loss on securities and other financial instruments	**735,866**	1,258,649
	4,937,396	4,817,229
Deferred tax liabilities		
Depreciation	**331,602**	336,086
Accretion on tax-exempt securities	**64,738**	53,747
Purchase accounting adjustments and goodwill	**170,000**	159,054
	566,340	548,887
Net deferred tax assets (liabilities)	**$4,371,056**	$4,268,342

13. EMPLOYEE BENEFITS

Retirement Plans: We have defined contribution profit-sharing plans with 401(k) provisions covering substantially all employees. Contributions to the plans are at the discretion of the Board of Directors. Contributions made to the plans and charged to expense were $505,012, $386,893 and $277,187 for the years ended December 31, 2006, 2005 and 2004, respectively.

Employee Stock Ownership Plan: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

The expense recognized by us is based on cash contributed or committed to be contributed by us to the ESOP during the year. Contributions to the ESOP for the years ended December 31, 2006, 2005 and 2004 were $393,194, $354,757 and $233,813, respectively. Dividends paid by us to the ESOP are reported as a reduction to retained earnings. The ESOP owned 215,516 and 202,489 shares of our common stock at December 31, 2006 and December 31, 2005, respectively, all of which were purchased at the prevailing market price and are considered outstanding for earnings per share computations. The trustees of the Retirement Plans and ESOP are also members of our Board of Directors.

Supplemental Executive Retirement Plan: In May 1999, Summit Community Bank entered into a non-qualified Supplemental Executive Retirement Plan ("SERP") with certain senior officers, which provides participating officers with an income benefit payable at retirement age or death. During 2000, Shenandoah Valley National Bank adopted a similar plan and during 2002, Summit Financial Group, Inc. adopted a similar plan. The liabilities accrued for the SERP's at December 31, 2006 and 2005 were $1,158,276 and $930,977 respectively, which are included in other liabilities. In addition, we purchased certain life insurance contracts to fund the liabilities arising under these plans. At December 31, 2006 and 2005, the cash surrender value of these insurance contracts was $9,285,931 and $8,057,631, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Stock Option Plan: On January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment (Revised 2004), which is a revision of SFAS No. 123, Accounting for Stock Issued for Employees. SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. Prior to the adoption of SFAS No. 123R, we reported employee compensation expense under stock option plans only if options were granted below market prices at grant date in accordance with the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with APB No. 25, we reported no compensation expense on options granted as the exercise price of the options granted always equaled the market price of the underlying stock on the date of grant. SFAS No. 123R eliminated the ability to account for stock-based compensation using APB No. 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant.

We transitioned to SFAS No. 123R using the modified prospective application method ("modified prospective application"). As permitted under modified prospective application, SFAS No. 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for non-vested awards that were outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS No. 123R, adjusted for estimated forfeitures. The recognition of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures reported by us for periods prior to January 1, 2006. During 2006, we recognized approximately $44,000 of compensation expense for share-based payment arrangements in our income statement, with a deferred tax asset of $17,000. At December 31, 2006, we had approximately $44,000 total compensation cost related to nonvested awards not yet recognized and we expect to recognize it over the next three years.

The Officer Stock Option Plan, which provides for the granting of stock options for up to 960,000 shares of common stock to our key officers, was adopted in 1998 and expires in 2008. Each option granted under the plan vests according to a schedule designated at the grant date and shall have a term of no more than 10 years following the vesting date. Also, the option price per share shall not be less than the fair market value of our common stock on the date of grant.

The fair value of our employee stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. Because our employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options at the time of grant. There were no option grants in 2006. The assumptions used in the Black-Scholes option-pricing model for the options granted in 2005 and 2004 are as follows:

	2005	2004
Risk-free interest rate	4.44%	3.60%
Expected dividend yield	1.25%	1.04%
Volatility factor	25	20
Expected life of option	8	8

The following pro forma disclosures present for 2005 and 2004, our reported net income and basic and diluted earnings per share had we recognized compensation expense for our Officer Stock Option Plan based on the grant date fair values of the options (the fair value method described in Statement of Financial Accounting Standards No. 123).

(in thousands, except per share data)	Years Ended December 31, 2005	2004
Net income:		
As reported	$11,242	$10,608
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(717)	(260)
Pro forma	$10,525	$10,348
Basic earnings per share:		
As reported	$ 1.58	$ 1.51
Pro forma	$ 1.48	$ 1.48
Diluted earnings per share:		
As reported	$ 1.56	$ 1.49
Pro forma	$ 1.46	$ 1.46

The weighted-average grant date fair value of options granted during 2005 and 2004 was $8.07 and $7.85, respectively. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

A summary of activity in our Officer Stock Option Plan during 2004, 2005 and 2006 is as follows:

	Options	Weighted-Average Exercise Price
Outstanding, December 31, 2003	207,200	$ 9.14
Granted	98,400	25.55
Exercised	(21,500)	5.59
Forfeited	-	-
Outstanding, December 31, 2004	284,100	$15.09
Granted	87,500	24.41
Exercised	(9,860)	12.73
Forfeited	-	-
Outstanding, December 31, 2005	361,740	$17.41
Granted	-	-
Exercised	(12,660)	5.75
Forfeited	-	-
Outstanding, December 31, 2006	349,080	$17.83
Exercisable Options:		
December 31, 2006	321,080	$18.02
December 31, 2005	309,340	$17.99
December 31, 2004	153,300	$12.14

Other information regarding options outstanding and exercisable at December 31, 2006 is as follows:

	Options Outstanding				Options Exercisable		
Range of exercise price	# of shares	WAEP	Wted. Avg Remaining Contractual Life (yrs)	Aggregate Intrinsic Value (in thousands)	# of shares	WAEP	Aggregate Intrinsic Value (in thousands)
$ 4.63 - $ 6.00	83,600	$ 5.34	5.85	$1,163	83,600	$ 5.34	$1,163
6.01 - 10.00	31,680	9.49	9.01	309	24,480	9.49	239
10.01 - 17.50	3,500	17.43	7.17	6	3,500	17.43	6
17.51 - 20.00	51,800	17.79	9.96	76	31,000	17.79	45
20.01 - 25.93	178,500	25.19	8.57	-	178,500	25.19	-
	349,080	$17.83		$1,554	321,080	$18.02	$1,453

14. COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance sheet risk: We are a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement that we have in this class of financial instruments.

Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

A summary of the total unfunded, or off-balance sheet, credit extension commitments follows:

	December 31,	
	2006	2005
Commitments to extend credit:		
Revolving home equity and credit card lines	**$ 34,225,327**	$ 28,721,276
Construction loans	**97,368,000**	100,523,486
Other loans	**34,400,000**	37,926,160
Standby letters of credit	**14,499,742**	11,253,896
Total	**$180,493,069**	$178,424,818

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary upon extension of credit, is based on our credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Operating leases: We occupy certain facilities under long-term operating leases for both continuing operations and discontinued operations. The aggregate minimum annual rental commitments under those leases total approximately $1,107,000 in 2007, $997,000 in 2008, $431,000 in 2009, $123,000 in 2010, and $89,000 in 2011. Total net rent expense included in the accompanying consolidated financial statements in continuing operations was $292,000 in 2006, $242,000 in 2005 and $152,000 in 2004.

Litigation: We are involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on the consolidated financial statements.

On December 26, 2003, two of our subsidiaries, Summit Financial, LLC and Shenandoah Valley National Bank, and various employees of Summit Financial, LLC were served with a Petition for Temporary Injunction and a Bill of Complaint filed in the Circuit Court of Fairfax County, Virginia by Corinthian Mortgage Corporation. The filings allege various claims against Summit Financial, LLC and Shenandoah Valley National Bank arising out of the hiring of former employees of Corinthian Mortgage

Corporation ("Corinthian ") and the alleged use of trade secrets. The individual defendants have also been sued based on allegations arising out of their former employment relationship with Corinthian and their employment with Summit Financial, LLC. In an 8-K filed on November 15, 2006, Summit announced it would close its mortgage operations which at the time operated as Summit Mortgage, a division of Shenandoah Valley National Bank.

The plaintiff seeks damages in the amount proven at trial on each claim and punitive damages in the amount of $350,000 on each claim. Plaintiff also seeks permanent and temporary injunctive relief prohibiting the alleged use of trade secrets by Summit Financial and the alleged solicitation of Corinthian's employees. On January 22, 2004, we successfully defeated the Petition for Temporary Injunction brought against us by Corinthian. The Circuit Court of Fairfax County, Virginia denied Corinthian's petition.

On November 20, 2006, Corinthian filed an Amended Complaint. Among other things, Corinthian sought to add Summit Financial Group, Inc as a defendant in the case and requested damages in the amount of $20 million dollars. After consultation with legal counsel, we believe that significant and meritorious defenses exist as to all the claims including with respect to plaintiff's claim for damages. We will continue to evaluate the claims in the Corinthian lawsuit and intend to vigorously defend against them. Management, at the present time, is unable to estimate the impact, if any, an adverse decision may have on our results of operations or financial condition. However, an adverse decision resulting in a large damage award could have a significant negative impact on Summit's regulatory capital thereby limiting Summit's near term growth and its ability to pay dividends to its shareholders.

On January 4, 2006, Mary Forrest, an individual, filed suit in the United States District Court for the Eastern District of Wisconsin, Milwaukee Division, against our subsidiary, Shenandoah Valley National Bank ("Shenandoah"). Further, on May 19, 2006, Marti L. Klutho, an individual, filed suit in the United States District Court for the Eastern District of Missouri, Eastern Division, also against Shenandoah. The plaintiffs in each case claim that Shenandoah violated the Federal Fair Credit Reporting Act ("FCRA") alleging that Shenandoah used information contained in their consumer reports, without extending a "firm offer of credit" within the meaning of the FCRA. Plaintiffs request statutory damages. These cases are purported class actions. Presently, we do not have final information as to the size of the alleged classes. Responsive pleadings have been filed, and discovery is in the initial stages. We will continue to evaluate the claims in these lawsuits and intend to vigorously defend against them. Management, at the present time, is unable to estimate the impact, if any, an adverse decision may have on our results of operations or financial condition.

Employment Agreements: We have various employment agreements with our chief executive officer and certain other executive officers. These agreements contain change in control provisions that would entitle the officers to receive compensation in the event there is a change in control in the Company (as defined) and a termination of their employment without cause (as defined).

15. REGULATORY MATTERS

The primary source of funds for our dividends paid to our shareholders is dividends received from our subsidiary banks. Dividends paid by the subsidiary banks are subject to restrictions by banking regulations. The most restrictive provision requires approval by their regulatory agencies if dividends declared in any year exceed the year's net income, as defined, plus the net retained profits of the two preceding years. During 2007, our subsidiaries have $16,726,000 plus net income for the interim periods through the date of declaration, available for dividends for distribution to us.

We and our subsidiaries are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and each of our subsidiaries must meet specific capital guidelines that involve quantitative measures of our and our subsidiaries' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our and each of our subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet these minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that could have a material impact on our financial position and results of operations.

Quantitative measures established by regulation to ensure capital adequacy require us and each of our subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2006, that we and each of our subsidiaries met all capital adequacy requirements to which we were subject.

The most recent notifications from the banking regulatory agencies categorized us and each of our subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we and each of our subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.

Our subsidiary banks are required to maintain noninterest bearing reserve balances with the Federal Reserve Bank. The required reserve balance was $75,000 at December 31, 2006.

Summit's and its subsidiary banks', Summit Community Bank ("SCB") and Shenandoah Valley National Bank's ("SVNB") actual capital amounts and ratios are also presented in the following table (dollar amounts in thousands).

	Actual		Minimum Required Regulatory Capital		To be Well Capitalized under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total Capital (to risk weighted assets)						
Summit	$104,231	10.8%	$76,991	8.0%	$96,239	10.0%
Summit Community	60,813	10.6%	46,032	8.0%	57,540	10.0%
Shenandoah	41,243	10.9%	30,355	8.0%	37,944	10.0%
Tier 1 Capital (to risk weighted assets)						
Summit	96,028	10.0%	38,495	4.0%	57,743	6.0%
Summit Community	56,170	9.8%	23,016	4.0%	34,524	6.0%
Shenandoah	37,683	9.9%	15,178	4.0%	22,766	6.0%
Tier 1 Capital (to average assets)						
Summit	96,028	7.9%	36,492	3.0%	60,820	5.0%
Summit Community	56,170	7.5%	22,383	3.0%	37,305	5.0%
Shenandoah	37,683	8.0%	14,097	3.0%	23,495	5.0%
As of December 31, 2005						
Total Capital (to risk weighted assets)						
Summit	$ 96,837	11.4%	$68,010	8.0%	$85,013	10.0%
Summit Community	54,550	10.4%	41,792	8.0%	52,240	10.0%
Shenandoah	35,834	11.2%	25,589	8.0%	31,986	10.0%
Tier 1 Capital (to risk weighted assets)						
Summit	90,686	10.7%	34,005	4.0%	51,008	6.0%
Summit Community	50,490	9.7%	20,896	4.0%	31,344	6.0%
Shenandoah	33,743	10.5%	12,794	4.0%	19,191	6.0%
Tier 1 Capital (to average assets)						
Summit	90,686	8.6%	31,764	3.0%	52,940	5.0%
Summit Community	50,490	7.5%	20,251	3.0%	33,752	5.0%
Shenandoah	33,743	9.0%	11,199	3.0%	18,664	5.0%

16. EARNINGS PER SHARE

The computations of basic and diluted earnings per share follow:

	For the Year Ended December 31,		
	2006	2005	2004
Numerator for both basic and diluted earnings per share:			
Income from continuing operations	**$11,070,549**	$ 8,718,785	$ 8,698,969
Income (loss) from discontinued operations	**(2,803,344)**	2,523,619	1,909,404
Net Income	**$ 8,267,205**	$11,242,404	$10,608,373
Denominator			
Denominator for basic earnings per share-weighted average common shares outstanding	**7,120,518**	7,093,402	7,025,118
Effect of dilutive securities:			
Convertible preferred stock	**–**	28,202	23,607
Stock options	**62,763**	85,234	73,036
	62,763	113,436	96,643
Denominator for diluted earnings per share-weighted average common shares outstanding and assumed conversions	**7,183,281**	7,206,838	7,121,761
Basic earnings per share from continuing operations	**$ 1.55**	$ 1.23	$ 1.24
Basic earnings per share from discontinued operations	**(0.39)**	0.35	0.27
Basic earnings per share	**$ 1.16**	$ 1.58	$ 1.51
Diluted earnings per share from continuing operations	**$ 1.54**	$ 1.21	$ 1.22
Diluted earnings per share from discontinued operations	**(0.39)**	0.35	0.27
Diluted earnings per share	**$ 1.15**	$ 1.56	$ 1.49

Stock option grants are disregarded in this calculation if they are determined to be anti-dilutive. At December 31, 2006 and 2004, our anti-dilutive stock options totaled 178,500 shares and 94,000 shares, respectively. At December 31, 2005, all stock options were dilutive.

17. DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative instruments primarily to protect against the risk of adverse interest rate movements on the value of certain liabilities. Derivative instruments represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash or another type of asset to the other party based upon a notional amount and an underlying as specified in the contract. A notional amount represents the number of units of a specific item, such as currency units. An underlying represents a variable, such as an interest rate or price index. The amount of cash or other asset delivered from one party to the other is determined based upon the interaction of the notional amount of the contract with the underlying. Derivatives can also be implicit in certain contracts and commitments.

Market risk is the risk of loss arising from an adverse change in interest rates or equity prices. Our primary market risk is interest rate risk. We use interest rate swaps to protect against the risk of interest rate movements on the value of certain funding instruments.

As with any financial instrument, derivative instruments have inherent risks, primarily market and credit risk. Market risk associated with changes in interest rates is managed by establishing and monitoring limits as to the degree of risk that may be undertaken as part of our overall market risk monitoring process. Credit risk occurs when a counterparty to a derivative contract with an unrealized gain fails to perform according to the terms of the agreement. Credit risk is managed by monitoring the size and maturity structure of the derivative portfolio, and applying uniform credit standards to all activities with credit risk.

Fair value hedges: We primarily use receive-fixed interest rate swaps to hedge the fair values of certain fixed rate long term FHLB advances and certificates of deposit against changes in interest rates. These hedges are 100% effective, therefore there is no ineffectiveness reflected in earnings. The net of the amounts earned on the fixed rate leg of the swaps and amounts due on the variable rate leg of the swaps are reflected in interest expense.

Other derivative activities: We also have other derivative financial instruments which do not qualify as SFAS 133 hedge relationships.

We have issued certain certificates of deposit which pay a return based upon changes in the S&P 500 equity index. Under SFAS 133, the equity index feature of these deposits is deemed to be an embedded derivative accounted for separately from the deposit. To hedge the returns paid to the depositors, we have entered into an equity swap indexed to the S&P 500. Both the embedded derivative and the equity swap are accounted for as other derivative instruments. Gains and losses on both the embedded derivative and the swap are included in other noninterest income on the consolidated statement of income.

We have also entered into receive-fixed interest rate swaps with certain customers ("Customer Swaps") who have a variable rate commercial real estate loan, but desire a long-term fixed interest rate. The notional amount of each Customer Swap equals the principal balance of the customer's related commercial real estate loan. Further, under the terms of each Customer Swap, the variable rate payment we pay the customer equals the interest payment the customer pays us under the terms of their commercial real estate loan. Accordingly, the customer's fixed rate payment under the Customer Swap represents the customer's effective borrowing cost. In addition, to hedge the long-term interest rate risk associated with these transactions, we have entered into receive-variable interest rate swaps with an unrelated counterparty ("Counterparty Swap") in notional amounts equaling the notional amounts of each related Customer Swap. The amounts we pay to the unrelated counterparty under the fixed rate leg of each Counterparty Swap equals the amount we receive from each customer under the fixed rate leg of their Customer Swap. Gains and losses associated with both the Customer Swaps and Counterparty Swaps are included in other noninterest income on the consolidated statement of income.

A summary of our derivative financial instruments by type of activity follows:

FAIR VALUE HEDGES	Notional Amount	Derivative Fair Value Asset	Derivative Fair Value Liability	Net Ineffective Hedge Gains (Losses)
December 31, 2006				
Receive-fixed interest rate swaps				
FHLB advances	$36,000,000	$ -	$1,977,592	$ -
Brokered deposits	15,000,000	-	107,881	-
	$51,000,000	$ -	$2,085,473	$ -
December 31, 2005				
Receive-fixed interest rate swaps				
FHLB advances	$40,000,000	$ -	$1,941,645	$ -
Brokered deposits	15,000,000	-	104,635	-
	$55,000,000	$ -	$2,046,280	$ -

OTHER DERIVATIVE INSTRUMENTS	Notional Amount	Derivative Asset	Derivative Liability	Net Gains (Losses)
December 31, 2006				
Equity index linked certificates of deposits	$ 491,797	$ 132,807	$ -	$ (1,384)
Equity index swap	491,797	-	153,606	(3,764)
Receive-fixed interest rate swaps	6,592,050	-	44,880	(27,152)
Receive-variable interest rate swaps	6,592,050	152,879	-	5,819
	$14,167,694	$ 285,686	$ 198,486	$ (26,481)
December 31, 2005				
Equity index linked certificates of deposit	$ 1,354,630	$ 87,426	$ -	$ (11,264)
Equity index swap	1,354,630	-	150,131	4,909
Receive-fixed interest rate swaps	7,792,100	-	17,728	(17,728)
Receive-variable interest rate swaps	7,792,100	144,572	-	144,572
	$18,293,460	$ 231,998	$ 167,859	$ 120,489

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair value.

Interest bearing deposits with other banks: The fair values of interest bearing deposits with other banks are estimated by discounting scheduled future receipts of principal and interest at the current rates offered on similar instruments with similar remaining maturities.

Federal funds sold: The carrying values of Federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. non-interest bearing checking, NOW, money market and savings accounts) and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Derivative financial instruments: The fair values of the interest rate swaps are valued using cash flow projection models.

Assets related to discontinued operations: The primary component of the financial assets related to discontinued operations is loans held for sale. Their carrying values approximate their estimated fair values.

Off-balance sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counter parties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of our financial instruments are summarized below:

	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 12,030,969	$ 12,030,969	$ 22,535,761	$ 22,535,761
Interest bearing deposits, other banks	270,589	270,589	1,536,506	1,536,506
Federal funds sold	517,000	517,000	3,650,000	3,650,000
Securities available for sale	247,874,120	247,874,120	223,772,298	223,772,298
Loans, net	916,045,185	900,082,014	793,451,590	785,260,446
Accrued interest receivable	6,351,575	6,351,575	4,835,763	4,835,763
Assets related to discontinued operations	8,608,177	8,608,177	16,900,237	16,900,237
Derivative financial assets	285,686	285,686	231,998	231,998
	$1,191,983,301	$1,176,020,130	$1,066,914,153	$1,058,723,009
Financial liabilities:				
Deposits	$ 888,687,635	$ 889,232,884	$ 673,887,014	$ 675,512,676
Short-term borrowings	60,427,675	60,427,675	182,028,113	182,028,113
Long-term borrowings and subordinated debentures	193,881,074	191,980,926	170,500,835	172,769,867
Accrued interest payable	3,749,618	3,749,618	2,904,801	2,904,801
Derivative financial liabilities	2,283,959	2,283,959	2,214,139	2,214,139
	$1,149,029,961	$1,147,675,062	$1,031,534,902	$1,035,429,596

19. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Our investment in our wholly-owned subsidiaries is presented on the equity method of accounting. Information relative to our balance sheets at December 31, 2006 and 2005, and the related statements of income and cash flows for the years ended December 31, 2006, 2005 and 2004, are presented as follows:

Balance Sheets	December 31, 2006	2005
Asset		
Cash and due from banks	$ 252,222	$ 373,693
Investment in subsidiaries, eliminated in consolidation	96,993,568	86,662,381
Securities available for sale	150,409	150,409
Premises and equipment	6,475,023	6,581,084
Accrued interest receivable	5,270	4,682
Other assets	2,457,926	1,711,542
Total assets	$106,334,418	$95,483,791
Liabilities and Shareholders' Equity		
Short-term borrowings	$ 932,100	$ -
Long-term borrowings	4,750,000	1,000,000
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589,000	19,589,000
Other liabilities	1,188,083	1,091,566
Total liabilities	26,459,183	21,680,566
Common stock and related surplus, $2.50 par value, authorized 20,000,000 shares; issued 2006 - 7,089,680 shares; 2004 - 7,126,220 shares	18,020,591	18,856,774
Retained earnings	62,206,325	56,214,807
Accumulated other comprehensive income	(351,681)	(1,268,356)
Total shareholders' equity	79,875,235	73,803,225
Total liabilities and shareholders' equity	$106,334,418	$95,483,791

Statements of Income	For the Year Ended December 31, 2006	2005	2004
Income			
Dividends from bank subsidiaries	$ 3,200,000	$ 2,800,000	$ 2,500,000
Other dividends and interest income	48,502	26,966	16,489
Gain (loss) on sale of assets	-	20,758	(9,766)
Management and service fees from bank subsidiaries	5,847,575	4,864,878	3,912,870
Total income	9,096,077	7,712,602	6,419,593
Expense			
Interest expense	1,751,891	879,870	506,519
Operating expenses	6,355,943	5,668,209	4,812,149
Total expenses	8,107,834	6,548,079	5,318,668
Income before income taxes and equity in undistributed income of bank subsidiaries	988,243	1,164,523	1,100,925
Income tax (benefit)	(864,450)	(694,250)	(547,800)
Income before equity in undistributed income of bank subsidiaries	1,852,693	1,858,773	1,648,725
Equity in (distributed) undistributed income of bank subsidiaries	6,414,512	9,383,631	8,959,648
Net income	$ 8,267,205	$11,242,404	$10,608,373

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Cash Flows	For the Year Ended December 31, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 8,267,205	$11,242,404	$10,608,373
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in (undistributed) distributed net income of bank subsidiaries	(6,414,512)	(9,383,631)	(8,959,648)
Deferred tax expense (benefit)	(40,950)	(43,750)	10,200
Depreciation	602,469	593,597	565,672
Securities (gains)	-	(20,625)	-
Loss on disposal of premises and equipment	-	-	9,766
Tax benefit of exercise of stock options	71,000	77,000	141,000
Stock compensation expense	43,914	-	-
(Increase) decrease in other assets	(25,778)	(78,333)	(199,724)
Increase in other liabilities	126,272	437,322	376,607
Net cash provided by operating activities	2,629,620	2,823,984	2,552,246
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in subsidiaries	(3,000,000)	(9,525,000)	(3,150,000)
Proceeds sales of available for sale securities	-	45,750	-
Proceeds from sales of premises and equipment	-	-	-
Purchases of premises and equipment	(496,408)	(370,297)	(1,219,361)
Purchase of life insurance contracts	(710,000)	-	-
Net cash (used in) investing activities	(4,206,408)	(9,849,547)	(4,369,361)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to shareholders	(2,275,687)	(2,136,495)	(1,827,526)
Exercise of stock options	72,854	125,469	120,237
Repurchase of common stock	(1,023,950)	-	-
Net increase in short-term borrowings	932,100	-	-
Proceeds from long-term borrowings	3,750,000	4,000,000	125,000
Repayment of long-term borrowings	-	(3,000,000)	(4,845,000)
Net proceeds from issuance of trust preferred securities	-	8,000,000	7,406,250
Net proceeds from issuance of preferred stock	-	-	1,158,471
Net cash provided by financing activities	1,455,317	6,988,974	2,137,432
Increase (decrease) in cash	(121,471)	(36,589)	320,317
Cash:			
Beginning	373,693	410,282	89,965
Ending	$ 252,222	$ 373,693	$ 410,282
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 1,692,809	$ 824,201	$ 476,449
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Noncash investment in unconsolidated subsidiary trust	$ -	$ 248,000	$ 232,000

20. QUARTERLY FINANCIAL DATA (Unaudited)

A summary of our unaudited selected quarterly financial data is as follows (dollars in thousands, except per share amounts):

2006	First Quarter 2006			Second Quarter 2006		
	As Previously Reported	Reclassi-fications[1]	Reclassified Amount	As Previously Reported	Reclassi-fications[1]	Reclassified Amount
Interest income	$18,163	$ (252)	$17,911	$19,586	$ (177)	$19,409
Net interest income	8,631	(252)	8,379	8,830	(177)	8,653
Income from continuing operations	-	2,589	2,589	-	2,593	2,593
Net income	2,972	-	2,972	2,634	-	2,634
Basic earnings per share continuing operations	$ -	$ 0.36	$ 0.36	$ -	$ 0.36	$ 0.36
Diluted earnings per share continuing operations	$ -	$ 0.36	$ 0.36	$ -	$ 0.36	$ 0.36
Basic earnings per share	$ 0.42	$ -	$ 0.42	$ 0.37	$ -	$ 0.37
Diluted earnings per share	$ 0.41	$ -	$ 0.41	$ 0.37	$ -	$ 0.37

	Third Quarter 2006			Fourth Quarter 2006
	As Previously Reported	Reclassi-fications[1]	Reclassified Amount	
Interest income	$21,230	$ (156)	$21,074	$21,884
Net interest income	9,231	(156)	9,075	9,189
Income from continuing operations	-	3,166	3,166	2,723
Net income	2,481	-	2,481	181
Basic earnings per share continuing operations	$ -	$ 0.45	$ 0.45	$ 0.39
Diluted earnings per share continuing operations	$ -	$ 0.45	$ 0.45	$ 0.39
Basic earnings per share	$ 0.35	$ -	$ 0.35	$ 0.03
Diluted earnings per share	$ 0.35	$ -	$ 0.35	$ 0.03

2005	First Quarter 2005			Second Quarter 2005		
	As Previously Reported	Reclassi-fications[1]	Reclassified Amount	As Previously Reported	Reclassi-fications[1]	Reclassified Amount
Interest income	$12,293	$ (84)	$12,209	$13,524	$ (191)	$13,333
Net interest income	7,155	(84)	7,071	7,604	(191)	7,413
Income from continuing operations	-	2,155	2,155	-	2,321	2,321
Net income	2,411	-	2,411	3,116	-	3,116
Basic earnings per share continuing operations	$ -	$ 0.31	$ 0.31	$ -	$ 0.33	$ 0.33
Diluted earnings per share continuing operations	$ -	$ 0.30	$ 0.30	$ -	$ 0.32	$ 0.32
Basic earnings per share	$ 0.34	$ -	$ 0.34	$ 0.44	$ -	$ 0.44
Diluted earnings per share	$ 0.34	$ -	$ 0.34	$ 0.43	$ -	$ 0.43

	Third Quarter 2005			Fourth Quarter 2005		
	As Previously Reported	Reclassi-fications[1]	Reclassified Amount	As Previously Reported	Reclassi-fications[1]	Reclassified Amount
Interest income	$14,837	$ (212)	$14,625	$16,657	$ (172)	$16,485
Net interest income	7,810	(212)	7,598	8,236	(172)	8,064
Income from continuing operations	-	2,329	2,329	-	1,913	1,913
Net income	3,273	-	3,273	2,442	-	2,442
Basic earnings per share continuing operations	$ -	$ 0.33	$ 0.33	$ -	$ 0.27	$ 0.27
Diluted earnings per share continuing operations	$ -	$ 0.32	$ 0.32	$ -	$ 0.27	$ 0.27
Basic earnings per share	$ 0.46	$ -	$ 0.46	$ 0.34	$ -	$ 0.34
Diluted earnings per share	$ 0.45	$ -	$ 0.45	$ 0.34	$ -	$ 0.34

(1) Adjustments are to reclassify the results of operations of our mortgage banking segment, Summit Mortgage, as discontinued operations as required in accordance with Statement of Financial Accounting Standards No. 144. Refer to Note 3 for additional information.

OFFICERS AND DIRECTORS

SUMMIT FINANCIAL GROUP
H. Charles Maddy, III
President & Chief Executive Officer

Robert S. Tissue
Senior Vice President & Chief Financial Officer

Scott C. Jennings
Senior Vice President & Chief Operating Officer

Patrick N. Frye
Senior Vice President & Chief Credit Officer

Douglas T. Mitchell
Senior Vice President & Chief Banking Officer

Julie R. Cook
Vice President & Chief Accounting Officer

Danyl R. Freeman
Vice President & Director of Human Resources

John A. Harper
Vice President & Director of Processing

Russell F. Ratliff, Jr.
Vice President of Lending Operations

Sharetta Coleman
Director of Audit

Tina Martin
Director of Debt Management

Jennifer McGregor
Director of Accounting

Felicity Ours
Director of Credit & Loan Review

Teresa D. Sherman
Director of Shareholder Relations

Jennifer Smith
Director of Compliance

Angela Zirk
Director of Marketing & Public Relations

Board of Directors
Frank Baer, III
Oscar M. Bean
Dewey F. Bensenhaver
James M. Cookman
John W. Crites
Patrick N. Frye
James P. Geary
Thomas J. Hawse, III
Phoebe Fisher Heishman
Gary L. Hinkle
Gerald W. Huffman
H. Charles Maddy, III
Duke A. McDaniel
Ronald F. Miller
G.R. Ours, Jr.
Charles Piccirillo

SUMMIT COMMUNITY BANK
C. David Robertson
President & Chief Executive Officer

Ann Vincent - Urling
Senior Vice President, Commercial Lending

Mark H. Wright
Senior Vice President, Commercial Lending

J.D. Koontz
Senior Vice President, Commercial Lending

Debra S. Davis
Senior Vice President, Retail Lending

Jay P. Mongold
Vice President, Commercial Lending

J. Vance Wilson
Vice President, Retail Lending

Bob A. Cooper
Vice President, Retail Lending

Jill Runion
Assistant Vice President, Retail Area Manager - North

Teri Roberts
Assistant Vice President, Retail Area Manager - South

Gina Still
Assistant Vice President, Lending

SUMMIT COMMUNITY BANK – CONTINUED

Board of Directors

Frank A. Baer, III
Oscar M. Bean
Dewey F. Bensenhaver
Donald W. Biller
James M. Cookman
John W. Crites
Patrick N. Frye
James P. Geary, II
Charles W. Halterman
Thomas J. Hawse, III
Phoebe Fisher Heishman
Gary L. Hinkle
Jeffrey E. Hott
Gerald W. Huffman
H. Charles Maddy, III
Duke A. McDaniel
G.R. Ours, Jr.
Charles S. Piccirillo
Russell F. Ratliff, Jr.
C. David Robertson
F. Richard Thompson
David P. VanMeter, IV
Harry C. Welton, Jr.

SUMMIT FINANCIAL SERVICES

A Division of Summit Community Bank
Robert Lewandowski
Managing Director

SHENANDOAH VALLEY NATIONAL BANK

Ronald F. Miller
President & Chief Executive Officer

Cyndie J. Layman
Senior Vice President

Steven D. Tavenner
Senior Vice President

Dawn P. Frye
Vice President & Cashier

Board of Directors

J. Scott Bridgeforth
George B. Caley
Randolph A. Craun
Henry P. Kern, III
H. Charles Maddy, III
Ronald F. Miller
Larry T. Omps
George W. Pace
Douglas R. Toan

LOUDOUN NATIONAL BANK

A Division of Shenandoah Valley National Bank
James L. Bowman
President

Kathryn L. Kearns
Senior Vice President

ROCKINGHAM NATIONAL BANK

A Division of Shenandoah Valley National Bank
Dennis L. Snyder
President

Garth Kunkle
Senior Vice President

Local Board

Stephanne S. Byrd
Carl B. Harman
Michael Layman
Allon H. Lefever
George W. Pace
Karl D. Stoltzfus

PEOPLES NATIONAL BANK OF WARRENTON

A Division of Shenandoah Valley National Bank
James Underhill
President

Local Board

James D. Eicher
Donald W. Knotts
David Colleran
Angela Smith

SUMMIT INSURANCE SERVICES, LLC

H. Charles Maddy, III
Managing Director

Kevin Reed
Senior Commercial Agent

Bruce Kesner
Senior Agent, Consumer Insurance

SHAREHOLDER INFORMATION

CORPORATE ADDRESS

300 North Main Street
Moorefield, WV 26836
(304) 530-1000
www.summitfgi.com

FORM 10-K

Summit Financial Group, Inc. files an annual report to the Securities and Exchange Commission on Form 10-K. Copies of this report are available at www.summitfgi.com or may be obtained without charge upon written request to:

Julie R. Cook
Vice President & Chief Accounting Officer
Summit Financial Group, Inc.
Post Office Box 179
Moorefield, West Virginia 26836
Email: jcook@summitfgi.com

SHAREHOLDER ASSISTANCE AND GENERAL CORPORATE INFORMATION

Shareholders seeking assistance and others seeking general corporate information should contact:

Teresa D. Sherman
Director of Shareholder Relations
Summit Financial Group, Inc.
Post Office Box 179
Moorefield, West Virginia 26836
Email: tsherman@summitfgi.com

TRANSFER AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

COMMON STOCK LISTING

Current market quotations for the common stock of Summit Financial Group, Inc. are available on The NASDAQ SmallCap Market under the symbol SMMF.

COMMON STOCK DIVIDEND AND MARKET PRICE INFORMATION

The following table presents cash dividends paid per share and information regarding bid prices per share of Summit's common stock for the periods indicated. The bid prices presented are based on information reported by NASDAQ, and may reflect inter-dealer prices, without retail mark-up, mark-down or commission and not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Dividends paid	$ -	$ 0.16	$ -	$ 0.16
High bid	25.09	24.52	24.18	20.16
Low bid	19.90	19.10	17.95	17.50
2005				
Dividends paid	$ -	$ 0.14	$ -	$ 0.16
High bid	36.00	33.49	33.55	28.00
Low bid	26.51	23.82	25.54	22.48

Dividends on Summit's common stock are paid on the 15th day of June and December. The record date is the 1st day of each respective month.

As of March 30, 2007, there were approximately 1,331 shareholders of record of Summit's common stock.

LOCATIONS

SUMMIT COMMUNITY BANK
www.summitcommunitybank.com

Moorefield
310 North Main Street
Moorefield, WV 26836
(304) 530-1000

Mathias
59 Upper Cove Road
Mathias, WV 26812
(304) 897-5997

Petersburg
90 South Grove Street
Petersburg, WV 26847
(304) 257-1244

Franklin
626 Main Street
Franklin, WV 26807
(304) 358-2388

Charleston
2402 Mountaineer Boulevard
Charleston, WV 25309
(304) 746-4600

Charleston
620 Virginia Street, East
Charleston, WV 25301
(304) 343-9200

Rainelle
28 Main Street
Rainelle, WV 25962
(304) 438-6171

Rupert
910 Clay Street
Rupert, WV 25984
(304) 392-6314

SHENANDOAH VALLEY NATIONAL BANK
www.shenandoahvnb.com

Winchester
100 West Jubal Early Drive
Winchester, VA 22601
(540) 678-0300

Winchester
(Wal-Mart)
2350 South Pleasant Valley Road
Winchester, VA 22601
(540) 667-9393

Martinsburg
1321 Edwin Miller Blvd.
Martinsburg, WV 25401
(304) 260-0811

LOUDOUN NATIONAL BANK
A Division of Shenandoah Valley National
www.loudounnationalbank.com
9-J Catoctin Circle, SW
Leesburg, VA 20175
(703) 777-6556

ROCKINGHAM NATIONAL BANK
A Division of Shenandoah Valley National Bank
www.rockinghamnationalbank.com

Harrisonburg
224 South Main Street
Harrisonburg, VA 22801
(540) 442-6776

Harrisonburg
182 Neff Avenue, W-11
Harrisonburg, VA 22801
(540) 437-0500

PEOPLES NATIONAL BANK OF WARRENTON
A Division of Shenandoah Valley National Bank
www.pnbwarrenton.com
251 West Lee Highway, Suite 730
Warrenton, VA 20186
(540) 347-7779

SUMMIT INSURANCE SERVICES, LLC
310 North Main Street
Moorefield, WV 26836
(304) 530-2255

SUMMIT FINANCIAL SERVICES
A Division of Summit Community Bank

Winchester
100 West Jubal Early Drive
Winchester, VA 22601
(540) 450-3297

Charleston
2402 Mountaineer Boulevard
Charleston, WV 25309
(304) 746-4600


Winchester
Martinsburg
Moorefield
Leesburg
Petersburg
West Virginia
Franklin
Mathias
Warrenton
Charleston
Harrisonburg
Virginia
Summit Community Bank
Shenandoah Valley National Bank
Loudoun National Bank
Rockingham National Bank
Peoples National Bank of Warrenton
Summit Insurance Services, LLC
Summit Financial Services

Design, Photography and Production: www.annualreportsinc.com

SUMMIT FINANCIAL GROUP, INC • 300 NORTH MAIN STREET • MOOREFIELD, WV 26836 • 304/530/1000 • WWW.SUMMITFGI.COM


Summit
FINANCIAL GROUP

END